SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2013 to March 31, 2013)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 167, Samseong-dong, Gangnam-Gu, Seoul 135-791, Korea

(Phone number) 82-2-3456-4216

(Website) http://www.kepco.co.kr

3. Major Businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation, distribution of electricity and other related business;

•	research and technology development related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), and other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other businesses overseas and related investments.

4. Subsidiaries and affiliates of KEPCO (as of March 31, 2013)

Classification	Subsidiaries	Associates and joint ventures	Total
Domestic	16	44	60
Overseas	65	34	99

Total	81	78	159

5. Major changes in management

On February 6, 2013, Mr. Ryu, Chang-Moo resigned from his position as non-standing director of KEPCO.

6. Changes in major shareholders

No changes in major shareholders for the past three years

7. Information regarding KEPCO shares

A. Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B. Total number of issued shares: 641,964,077 (Total number of shares authorized for issuance: 1,200,000,000)

C. Dividend: No dividend payments in the past 3 years from 2010 to 2012

II. Business Overview

1. Segment Results

	(In millions of Won, %)
	Jan. - Mar. 2013		Jan. - Mar. 2012
	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Electricity sales	13,632,974	-478,941	12,896,087	-2,129,137
Nuclear generation	2,011,717	553,932	1,936,556	482,400
Thermal generation	7,630,708	593,417	8,883,239	1,328,609
Others*	582,772	66,727	579,988	107,687
Sub Total	23,858,171	735,135	24,295,870	-210,441
Adjustment of related party transactions	-10,059,073	-77,366	-11,355,377	-31,333

Total	13,799,098	657,769	12,940,493	-241,774

*	Others relate to 75 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN.
ø	Sales and operating income (loss) reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements” and the reclassification of accounts receivable to non-current non-financial assets related to the fuel cost pass-through adjustment (FCPTA) system.

2. Changes in unit prices of major products

	(In Won per kWh)
Business Sector		Company	2013 Jan. - Mar.	2012 Jan. - Dec.
Electricity sold	Residential	KEPCO	129.75	123.69
	Commercial		122.47	112.50
	Educational		111.45	108.84
	Industrial		103.25	92.83
	Agricultural		44.46	42.90
	Street Lighting		101.68	98.89
	Overnight Usage		67.94	58.65
Electricity from nuclear generation	Nuclear Generation	KHNP	54.36	45.29
Electricity from thermal generation	Thermal Generation	KOSEP	75.33	75.43
		KOMIPO	104.84	108.16
		KOWEPO	105.18	109.69
		KOSPO	112.55	113.65
		EWP	100.06	106.38

3. Major contracts in 2013

	(In millions of Won)
Party	Date of Contract	Nature of Contract	Contract Amount	Counterparty
KEPCO	2013.03.29	Maintenance of transmission lines	57,137	KEPCO KPS
KHNP	2013.02.25	Procurement of reactor vessel head for Kori Unit 2	54,406	Doosan Heavy Industries & Construction Co., Ltd
	2013.01.15	Maintenance of pumped-storage hydroelectric power units from 2013 to 2015	67,836	KEPCO KPS
KOSEP	2013.03.04	Procurement of electric precipitators for Yong Hung units 5,6	28,580	KC-Cottrell Co., Ltd
	2013.01.01	Operation of Yong Hung units 5,6 and Samchunpo fuel and refinery facilities	29,763	Korean Electronics Power Source Co., Ltd(KEPS)
KOMIPO	2013.02.25	Construction of Seoul combined cycle units 1,2	225,993	POSCO Engineering & Construction and others
	2013.01.30	Procurement of coal handling facilities for Shin-Boryeong units 1,2	183,327	Hyundai Rotem, Hyundai Emco Co., Ltd
KOWEPO	2013.03.04	Procurement of coal handling facilities for IGCC and Taean units 9,10	139,200	Hyundai Samho Heavy Industries Co., Ltd
EWP	2013.01.01	Maintenance of generation facilities for 2013	55,307	KEPCO KPS

4. Intellectual property as of March 31, 2013

	Patents		Utility		Trademarks
	Domestic	Overseas	model	Design	Domestic	Overseas
Number of registrations	4,111	410	834	136	349	53

III. Financial Information

1. Condensed consolidated financial results for the first three months of 2013

Consolidated Statements of Comprehensive Income				Consolidated Statements of Financial Position
(In billions of Won)				(In billions of Won)
	2012 Jan. - Mar.	2013 Jan. - Mar.	Change (%)		As of Dec. 31, 2012	As of Mar. 31, 2013	Change (%)
Sales	12,941	13,799	6.6	Total Assets	146,153	149,322	2.2
Operating Income	-242	658	372.1	Total Liabilities	95,089	98,088	3.2
Net Income	-513	160	131.3	Total Equity	51,064	51,235	0.3

2. Condensed separate financial results for the first three months of 2013

Separate Statements of Comprehensive Income				Separate Statements of Financial Position
(In billions of Won)				(In billions of Won)
	2012 Jan. - Mar.	2013 Jan. - Mar.	Change (%)		As of Dec. 31, 2012	As of Mar. 31, 2013	Change (%)
Sales	12,896	13,633	5.7	Assets	96,235	96,573	0.4
Operating Income	-2,129	-479	77.5	Liabilities	54,964	55,336	0.7
Net Income	-874	-17	98.1	Equity	41,271	41,237	0.4

IV. Auditor’s Opinion

1. Auditor’s opinion on consolidated and separate financial statements for the first three months of 2013: Unqualified

- KPMG Samjong has been engaged as KEPCO’s auditors for a term of three years from 2013 to 2015.

Jan. 1, 2013 - Mar. 31, 2013	Jan. 1, 2012 - Dec. 31, 2012	Jan. 1, 2011 - Dec. 31, 2011
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

V. Board of Directors

1. Composition of board of directors: not more than 15 directors (with standing directors comprising less than the majority of the directors)

- The Audit committee consists of one standing director and two non-standing directors

2. Board meetings and agenda

	Number of	Classification
Number of meetings	agendas	Resolutions	Status	Reports	Status
4	10	7	Approved as proposed	3	Accepted as reported

- Audit Committee: 4 meetings held where 14 agendas were discussed (of which, six were resolved as proposed and eight were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Status	Type
2013.1.8	Amendments to the Regulation for Electricity Service related to electricity tariff adjustments	Approved as proposed	Resolution
2013.1.17	Plans to establish ICT Center in Naju	Approved as proposed	Resolution
	Investment plans for the Bylong coal mine in 2013	Approved as proposed	Resolution
2013.2.21	Contributions to AESIEAP	Approved as proposed	Resolution
	Approval of aggregate ceiling on remuneration for directors in 2013	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for fiscal year 2012	Accepted as reported	Report
2013.3.14	Approval of consolidated and separate financial statements for fiscal year 2012	Approved as proposed	Resolution
	Approval to call for the 52nd annual general meeting of shareholders	Approved as proposed	Resolution
	Annual report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report

4. Major activities of the Audit Committee

Date	Agenda	Status	Type
2013.1.8	Selection of independent auditors for fiscal years 2013 to 2015	Approved as proposed	Resolution
	Audit plans for fiscal year 2013	Approved as proposed	Resolution
	Education plans for auditors for 2013	Accepted as reported	Report
	Auditor’s report for fiscal year 2012	Accepted as reported	Report
2013.2.4	Joint selection of independent auditors for KEPCO, KHNP, and KOSPO for the 2013 to 2015	Approved as proposed	Resolution
	Power of attorney of the standing director and controller & auditor general	Accepted as reported	Report
2013.3.11	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Auditor’s report on the auditing results for the consolidated and separate financial statements for fiscal year 2012	Accepted as reported	Report
	Annual report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Results of joint selection of independent auditors for KEPCO, KHNP, and KOSPO for fiscal years 2013 to 2015	Accepted as reported	Report
2013.3.27	Approval of selection of independent auditors and auditing fees for fiscal years 2013 to 2015	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Auditor’s report for the auditing results of consolidated and separate Financial Statements for fiscal year 2012	Accepted as reported	Report

ø An audit team organized under the supervision of the audit committee conducts internal audit with respect to the entire company in accordance and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and branch offices also have separate audit teams which conduct internal inspection with respect to the relevant division or office.

VI. Shareholders

1. List of shareholders as of December 31, 2012

		Number of shareholders	Shares Owned	Percentage
Korean Government		1	135,917,118	21.17%
Korea Finance Corporation		1	192,159,940	29.94%

Subtotal		2	328,077,058	51.11%

National Pension Service		1	22,972,988	3.58%
KEPCO (held in the form of treasury stock)*		1	18,929,995	2.95%
Korea Resolution & Collection Corporation		1	8,710,933	1.36%
Public (non-Koreans)	Common shares	891	122,074,158	19.01%
	American depositary shares	1	39,641,050	6.17%
	Subtotal	892	161,715,208	25.18%
Public (Koreans)	Corporate	1,266	57,969,152	9.03%
	Individual	417,553	43,588,743	6.79%

Total		419,716	641,964,077	100.0%

*	Treasury stocks do not have voting rights. Number of shares with voting rights: 623,034,082

VII. Directors and Employees

1. Remuneration for directors

A.	Aggregate ceiling on remuneration for directors approved by shareholders:

Won 2,083,394 thousand

B.	Actual amount paid to directors

Type	Number of directors	Total remuneration (Jan. 1, 2013 - Mar. 31, 2013)
Total	15	Won 242 million

C.	Stock option: None

2. Employees as of March 31, 2013

	Employees			Average years of employment	Total remuneration (Jan. 1, 2013 - Mar. 31, 2013)
Gender	Regular	Contract	Total
Total	19,359	283	19,642	18.6	Won 405 billion

VIII. Other information relating to the protection of investors

1. Pending legal proceedings

Type	Number of cases	Litigation value
Cases where KEPCO and its subsidiaries and affiliates are acting as defendants	602	Won 426 billion
Cases where KEPCO and its subsidiaries and affiliates are acting as plaintiffs	124	Won 111 billion

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2013

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of March 31, 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Highlights

The following matters may be helpful to the readers in their understanding of the consolidated interim financial statements:

As discussed in note 2(6) to the consolidated interim financial statements, the Group applied the amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the annual period for the year ended December 31, 2012. The amendments require operating profit (loss), which is calculated by revenue less: 1) cost of goods sold, and 2) selling, general and administrative expenses, to be separately presented on the consolidated statements of comprehensive income. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of comprehensive income for the three-month period ended March 31, 2012.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors whose report thereon, dated March 21, 2013, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The consolidated statements of comprehensive loss, changes in equity and cash flows for the three-month period ended March 31, 2012 were reviewed by other auditors whose report thereon, dated May 25, 2012, expressed that nothing came to their attention that caused them to believe that the consolidated interim financial statements referred to above were not presented fairly, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’. The Group restated the consolidated statement of comprehensive loss for the three-month period ended March 31, 2012, in accordance with certain items as described in note 2(6) to the consolidated interim financial statements.

We were not engaged to audit, review or apply any procedures to the consolidated statement of financial position of the Group as of December 31, 2012 and the consolidated statements of comprehensive loss for the three-month period ended March 31, 2012 including changes in accounting policies described in note 2(6).

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2013

This report is effective as of May 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(Unaudited)

In millions of won	Note	March 31, 2013		December 31, 2012

Assets

Current assets :
Cash and cash equivalents	5,6,7,41	￦	3,638,968	1,954,949
Current financial assets	5,10,11,12,41		687,579	656,217
Trade and other receivables	5,8,14,20,41,43		6,244,260	7,184,625
Inventories	13		3,706,969	3,440,341
Income tax receivables	38		9,449	30,476
Current non-financial assets	15		604,125	664,047
Non-current assets held for sale			—	2,828

			14,891,350	13,933,483
Non-current assets :
Non-current financial assets	5,6,9,10,11,12,41		2,056,173	1,873,676
Non-current trade and other receivables	5,8,14,41,43		1,353,861	1,254,330
Property, plant and equipment	18,46		123,993,082	122,376,140
Investment properties	19		550,572	590,223
Intangible assets	21		907,177	883,814
Investments in joint ventures	4,17		989,615	908,593
Investments in associates	4,17		4,069,920	3,982,340
Deferred tax assets	38		348,569	209,783
Non-current non-financial assets	15		162,039	140,438

			134,431,008	132,219,337

Total assets	4	￦	149,322,358	146,152,820

Liabilities

Current liabilities :
Trade and other payables	5,22,24,41,43	￦	6,302,088	6,418,464
Short-term borrowings	5,23,41		1,132,513	689,310
Current financial liabilities	5,11,23,41,43		7,362,509	7,099,509
Income tax payables	38		581,571	334,053
Current non-financial liabilities	20,27,28		4,231,716	4,117,440
Current provisions	26,41		189,360	158,303

			19,799,757	18,817,079
Non-current liabilities :
Non-current trade and other payables	5,22,24,41,43		4,161,910	4,173,691
Non-current financial liabilities	5,11,23,41,43		47,746,102	46,050,766
Non-current non-financial liabilities	27,28		6,447,793	6,298,650
Employee benefits obligations	25,41		2,388,395	2,144,334
Deferred tax liabilities	38		5,227,770	5,433,292
Non-current provisions	26,41		12,316,083	12,170,806

			78,288,053	76,271,539

Total liabilities	4	￦	98,087,810	95,088,618

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2013 and December 31, 2012

(Unaudited)

In millions of won	Note	March 31, 2013		December 31, 2012

Equity

Contributed capital :	1,29,41
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings :	30
Legal reserves			1,603,919	1,603,919
Voluntary reserves			22,753,160	25,961,315
Retained earnings before appropriations			8,245,674	4,999,049

			32,602,753	32,564,283

Other components of equity :	31
Other capital surpluses			705,448	705,448
Accumulated other comprehensive income			141,485	11,957
Treasury stocks			(741,489)	(741,489)
Other equity			13,294,990	13,294,990

			13,400,434	13,270,906

Equity attributable to owners of the Company			50,056,765	49,888,767

Non-controlling interests	16		1,177,783	1,175,435

Total equity		￦	51,234,548	51,064,202

Total liabilities and equity		￦	149,322,358	146,152,820

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

In millions of won	Note	2013		2012

Sales	2,4,32,41,43
Sales of goods		￦	13,234,359	12,283,553
Sales of construction services	20		405,780	503,222
Sales of service			80,372	79,530
Revenue related to transfer of assets from customers			78,587	74,188

			13,799,098	12,940,493

Cost of sales	2,13,25,39,43
Cost of sales of goods			(12,264,769)	(12,283,520)
Cost of sales of construction services			(363,614)	(422,057)
Cost of sales of service			(71,302)	(75,544)

			(12,699,685)	(12,781,121)

Gross profit			1,099,413	159,372

Selling and administrative expenses	25,33,39,43		(441,644)	(401,146)

Operating income (loss)	2,4,48		657,769	(241,774)

Other income	34		88,059	101,170

Other expenses	34		(17,213)	(21,937)

Other profit	35		31,004	57,185

Finance income	5,11,36		436,728	224,473

Finance costs	5,11,37		(1,059,543)	(652,049)

Equity method income (loss) of associates and joint ventures
Share in income of associates and joint ventures	17		99,760	132,901
Share in loss of associates and joint ventures	17		(28,519)	(46,476)

			71,241	86,425

Profit (loss) before income tax			208,045	(446,507)

Income tax expense	38		(47,620)	(66,350)

Profit (loss) for the period		￦	160,425	(512,857)

See accompanying notes to the consolidated interim financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

In millions of won, except per share information	Note	2013		2012

Other comprehensive income	5,11,25,31
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial losses, net of tax	25,30	￦	(98,217)	(15,983)
Share in other comprehensive income of associates and joint ventures, net of tax	30		585	524
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	31		28,620	2,372
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,31		(1,369)	11,168
Foreign currency translation of foreign operations, net of tax	31		59,673	5,304
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		57,203	(15,183)

Other comprehensive income (loss), net of tax			46,495	(11,798)

Total comprehensive income (loss) for the period		￦	206,920	(524,655)

Profit (loss) attributable to:
Owners of the Company	40	￦	133,300	(538,130)
Non-controlling interests			27,125	25,273

		￦	160,425	(512,857)

Total comprehensive Income (loss) attributable to:
Owners of the Company		￦	167,998	(549,893)
Non-controlling interests			38,922	25,238

		￦	206,920	(524,655)

Earnings per share	40
Basic and diluted earnings (loss) per share		￦	214	(864)

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2012

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed Capital		Retained earnings	Other components of equity	Subtotal	controlling interests	Total equity

Balance at January 1, 2012	￦	4,053,578	35,769,094	13,447,624	53,270,296	533,654	53,803,950

Total comprehensive income for the period:
Profit (loss) for the period		—	(538,130)	—	(538,130)	25,273	(512,857)
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial losses, net of tax		—	(15,686)	—	(15,686)	(297)	(15,983)
Share in other comprehensive income of associates and joint ventures, net of tax			524		524	—	524
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	2,372	2,372	—	2,372
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,168	11,168	—	11,168
Foreign currency translation of foreign operations, net of tax		—	—	5,088	5,088	216	5,304
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(15,229)	(15,229)	46	(15,183)
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	—	—	—	(39,253)	(39,253)
Issuance of share capital		—	—	—	—	45,677	45,677
Changes in consolidation scope		—	—	—	—	4,676	4,676
Others		—	—	—	—	1,668	1,668

Balance at March 31, 2012	￦	4,053,578	35,215,802	13,451,023	52,720,403	571,660	53,292,063

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the three-month period ended March 31, 2013

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed Capital		Retained earnings	Other components of equity	Subtotal	controlling Interests	Total equity

Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income for the period:
Profit (loss) for the period		—	133,300	—	133,300	27,125	160,425
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial losses, net of tax		—	(95,415)	—	(95,415)	(2,802)	(98,217)
Share in other comprehensive income of associates and joint ventures, net of tax			585	—	585	—	585
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	28,694	28,694	(74)	28,620
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,467)	(1,467)	98	(1,369)
Foreign currency translation of foreign operations, net of tax		—	—	45,236	45,236	14,437	59,673
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	57,065	57,065	138	57,203
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	—	—	—	(39,936)	(39,936)
Issuance of share capital		—	—	—	—	7,920	7,920
Dividends paid (hybrid securities)		—	—	—	—	(4,558)	(4,558)

Balance at March 31, 2013	￦	4,053,578	32,602,753	13,400,434	50,056,765	1,177,783	51,234,548

See accompanying notes to the consolidated interim financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

In millions of won	2013		2012

Cash flows from operating activities
Profit (loss) for the period	￦	160,425	(512,857)

Adjustments for:
Income tax expense		47,620	66,350
Depreciation		1,812,745	1,733,301
Amortization		22,082	23,241
Employee benefit expense, net		93,484	84,372
Bad debt expense		3,492	1,543
Interest expense		595,282	561,304
Losses on disposal of property, plant and equipment		11,222	4,561
Losses on abandonment of property, plant, and equipment		66,300	60,707
Impairment losses on property, plant and equipment		1,161	—
Impairment losses on intangible assets		2	—
Accretion expense to provisions, net		119,879	29,154
Losses (gains) on foreign currency translation, net		386,022	(117,077)
Valuation and transaction losses (gains) on derivative instruments, net		(303,796)	48,578
Share in income of associates and joint ventures, net		(71,241)	(86,425)
Gain on sale of financial assets		—	(189)
Gain on sale of property, plant and equipment		(12,746)	(9,143)
Interest income		(50,662)	(41,383)
Dividends income		(11,239)	(6,561)
Others, net		19,822	2,080

		2,729,429	2,354,413

Changes in:
Trade receivables		862,995	(34,873)
Other receivables		229,816	(98,112)
Accrued income		64,196	(9,294)
Other receivables		1,091	9,192
Other current assets		61,363	(119,914)
Inventories		(341,324)	(162,200)
Other non-current assets		15,266	149,108
Trade payables		(236,141)	244,293
Other payables		(98,465)	136,817
Accrued expenses		(77,971)	(42,631)
Other payables		—	(11,880)
Other current liabilities		6,714	246,522
Other non-current liabilities		264,591	128,321
Disposal of investments in associates and joint ventures		—	11,866
Provisions		(21,841)	(17,825)
Payments of employee benefit obligations		(8,052)	(58,054)
Plan assets		(105)	(2,089)

	￦	722,133	369,247

See accompanying notes to the consolidated interim financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2013 and 2102

(Unaudited)

In millions of won	2013		2012

Cash generated from operating activities
Dividends received	￦	6,651	6
Interest paid		(610,364)	(559,896)
Interest received		35,046	23,800
Income taxes paid		(35,654)	(54,140)

Net cash from operating activities		3,007,666	1,620,573

Cash flows investing activities
Acquisition of subsidiaries, associates and joint ventures		(59,994)	(90,452)
Proceeds from disposals of property, plant and equipment		28,088	3,239
Acquisition of property, plant and equipment		(3,251,880)	(2,848,474)
Proceeds from disposals of intangible assets		—	1,403
Acquisition of intangible assets		(19,410)	(8,037)
Proceeds from disposals of Financial assets		79,592	159,796
Acquisition of Financial assets		(137,781)	(251,256)
Increase in loans, net		(112,285)	(13,056)
Increase in deposits, net		(5,815)	(14,778)
Increase of government grants		5,393	8,414
Business acquisition, net of cash acquired		—	3,214
Others, net		(31,991)	(99,729)

Net cash used in investing activities		(3,506,083)	(3,149,716)

Cash flows from financing activities
Proceeds from short-term borrowings, net		420,504	509,007
Proceeds from long-term borrowings and debt securities		3,303,949	3,797,020
Repayment of long-term borrowings and debt securities		(1,538,034)	(1,541,392)
Payment of finance lease liabilities		(30,244)	(31,580)
Settlement of derivative instruments, net		24,808	(3,524)
Cash inflow of capital transaction in Group, net		11,107	45,900
Dividends paid (hybrid securities)		(5,427)	—
Dividends paid		(1)	(2)
Others, net		5,101	(1,419)

Net cash from financing activities		2,191,763	2,774,010

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		1,693,346	1,244,867

Effect of exchange rate fluctuations on cash held		(9,327)	4,483

Net increase in cash and cash equivalents		1,684,019	1,249,350

Cash and cash equivalents at January 1		1,954,949	1,387,921

Cash and cash equivalents at March 31	￦	3,638,968	2,637,271

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statement

March 31, 2013

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (the “Company”), controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) No. 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company also provides power plant construction services. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of March 31, 2013, the Company’s share capital amounts to ￦3,209,820 million and the Company’s shareholders’:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	135,917,118	21.17%
Korea Finance Corporation	192,159,940	29.94%
Foreign investors	161,715,208	25.19%
Other	152,171,811	23.70%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Continued operation of Wolseong #1 nuclear power plant

The Group owns Wolseong #1 nuclear power plant, which started its operation on November 21, 1982, and completed its operation on November 20, 2012, maxing out the permitted operation period of 30 years. As of December 31, 2012, the Group is in the process of obtaining safety assessments to obtain an approval from the Nuclear Safety and Security Commission for resuming the plant’s operating for the 2nd operation term. The Group has prepared the accompanying financial statements assuming that the plant will operate for the next 10 years.

(ii)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Under the Korean Electricity Business Act (EBA) Article 94, the Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(iii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carry forward periods.

(iv)	Valuations of financial instruments at fair values

As described in Note 41, the Group uses inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 41 explains the assumptions used for valuations of financial instruments and sensitivity analysis of these assumptions.

(v)	Employee benefit costs

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated.

(vi)	Unbilled revenue

Energy delivered but not yet metered, and the quantities of energy delivered but not yet measured and not billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of March 31, 2013 and 2012 is ￦1,226,542 million and ￦1,310,284 million, respectively.

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

(i)	K-IFRS No. 1110, ‘Consolidated Financial Statements’

The Group adopted K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. As a result, the Group changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

The standard includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

Management believes that the impact of adoption of the standard on the Group’s consolidated financial statements is not significant.

(ii)	K-IFRS No. 1111, ‘Joint Arrangements’

The Group adopted K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

The Group classified ownership of joint arrangements into two types – joint operations and joint ventures according to rights to the assets and obligations for the liabilities, relating to the arrangement. Management believes that there are no impacts of the adoption of the standard on the Group’s consolidated financial statements since all arrangements are considered as joint ventures and equity method accounting was applied in prior years.

(iii)	K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’

The Group adopted K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(iv)	Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(v)	K-IFRS No. 1113, ‘Fair Value Measurement’

The Group adopted K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

2.	Basis of Preparation, Continued

(6)	Impact of change in accounting policy

The accompanying consolidated statement of comprehensive loss for the three-month period ended March 31, 2012 has been restated for the following changes:

(i)	Presentation of financial statements

The Group has adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Group’s operating profit (loss) is calculated as revenue less: (1) cost of goods sold, and (2) selling, general and administrative expenses, and is presented separately in the consolidated statement of comprehensive income.

The Group restated the accompanying consolidated statement of comprehensive loss for the quarter ended March 31, 2012, as follows:

In millions of won	2012

Operating loss before adoption of the amendment	￦	(105,356)
Differences
Other income
Reversal of other provisions		(10,040)
Gains on assets contributed		(23)
Gains on liabilities exempted		(8)
Compensation and reparations revenue		(28,239)
Gains on electricity infrastructure development fund		(8,292)
Revenue from research contracts		(1,519)
Rental income		(45,346)
Others		(7,703)
Other expense
Accretion expenses of other provisions		39
Depreciation expenses on investment properties		231
Depreciation expenses on idle assets		1,652
Donations		13,599
Others		6,416
Other Profit (Loss)
Gains on disposal of property, plant and equipment		(9,143)
Gains on disposal of other non-current assets		(584)
Reversal of impairment loss on intangible assets		(2)
Gains on foreign currency translation		(386)
Gains on foreign currency transaction		(26,193)
Gains on insurance		(5,375)
Other profits		(46,874)
Losses on disposal of property, plant and equipment		4,561
Losses on disposal of intangible assets		3
Losses on foreign currency translation		6,485
Losses on foreign currency transaction		8,919
Other losses		11,404

Operating loss after adoption of the amendment	￦	(241,774)

2.	Basis of Preparation, Continued

(6)	Change in the statement of comprehensive income, continued

(ii)	Reclassification of other comprehensive income

The Group early adopted K-IFRS No. 1001 ‘Presentation of financial statement’, which requires items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of comprehensive income for the three-month period ended March 31, 2012.

(iii)	Fuel cost adjustment

As of July 1, 2011, the Korean government approved a fuel cost pass-through adjustment (“FCPTA”), allowing the Group to ultimately pass-through increase in fuel costs to customer. Currently, the Korean government has issued a temporary hold-order on the Group in collecting on the pass-through of fuel cost from customers, as a means to stabilizing inflation in Korea. The Group recorded unbilled FCPTA amounts as a deduction of the relevant cost and recognized them as a related non-current non-financial asset, and restated consolidated statement of comprehensive income for the three-month period ended March 31, 2012 to improve comparability. The impact of the restatement was a decrease in sales and cost of sales by ￦436,725 million.

(iv)	Revenue related to transfer of assets from customers

As noted above, the amendments to K-IFRS No. 1001 ‘Presentation of financial statements’ requires operating profit (loss) to be calculated by revenue less: 1) cost of goods sold, and 2) selling, general and administrative expenses. However, according to “accounting guidelines for public enterprises and quasi-government agencies” prepared and distributed by the Ministry of Strategy and Finance in November 2012, the revenue related to transfer of assets from customers which was classified as an other income, but since it is not included in the items to be excluded from operating income, thus it is reclassified as sales. Financial statement for the three-month period ended March 31, 2012 has been restated to improve comparability. The impact of the restatement was an increase in sales to ￦74,188 million and a decrease in other income by ￦74,188 million.

The Group applied these changes in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of comprehensive income for the three-month periods ended March 31, 2012. The impact of reclassification of FCPTA and customer’s donation is as below:

In millions of won	Before		After	Difference

Sales	￦	13,303,030	12,940,493	(362,537)
Cost of sales		13,217,846	12,781,121	436,725
Other income		175,358	101,170	(74,188)

(7)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual period beginning after January 1, 2013, and the Group has not early adopted them.

Amendments to K-IFRS No. 1032 – Financial Instruments: Disclosures

The amendments to K-IFRS No. 1032 will require changes to the presentation of offsetting financial assets and financial liabilities. The amendments to K-IFRS No. 1032 are effective for annual periods beginning on or after January 1, 2014. The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments.

3.	Significant Accounting Policies

(1)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including special purpose entities) controlled by the Group (or its subsidiary). The Group applied control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

Income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used the Group.

Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown in notes.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS No. 1039 ‘Financial Instruments’: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’ respectively;

•	Assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and if it entitles the holder to a proportionate share of the entity’s net assets in an event of a liquidation, the non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS No. 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS No. 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

After the disposal takes place, the Group shall account for any retained interest in associates in accordance with K-IFRS No. 1039 ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS No. 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS No. 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS No. 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a Group entity transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

(4)	Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement.

If the Group is a joint operator, the Group is to recognizes and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the Group is joint ventures, the Group is to account for that investment using the equity method accounting (see note 3 (3)), except when the Group is applicable to the K-IFRS No. 1105 ‘Non-current Assets Held for Sale’.

3.	Significant Accounting Policies, Continued

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, and are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

(i)	Sales of Goods

The Korean government approves the rates the Group charges to the customers, for the Group’s power transmission and distribution division. The Group’s utility rates are designed to recover the Groups reasonable costs plus a fair investment return. The Group’s power generation rates are determined in the market.

The Group recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Group estimates daily power volumes for residential, commercial, general, etc electricity. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the next month period.

(ii)	Sales of Service

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that measures reliably the services performed. Refer to note 2 (4) below for Construction contract related revenue recognition.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Group’s policy for recognition of revenue from operating leases is described in note 3 (8) below.

3.	Significant Accounting Policies, Continued

(6)	Revenue, continued

(v)	Deferral of revenue – Transfer of assets from customers

The Group recovers a substantial amount of the cost related to its electric power distribution facilities from customers through transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Group believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of assets from customers’ when the Group receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Group defers the amounts received, which are then recognized as revenue over the transferred asset’s useful life.

(7)	Construction service revenue

The Group provides services related to the construction of power plants of facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

3.	Significant Accounting Policies, Continued

(8)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Group as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Group as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies, continued

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

3.	Significant Accounting Policies, Continued

(12)	Employee benefits

(i)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid.

(ii)	Retirement benefits: defined benefit plans

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial system” developed by independent actuaries using the projected unit credit method.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income.

For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. Past service cost is recognized as an expense at the earlier of the following dates: (a) when the plan amendment or curtailment occurs; (b) when the company recognizes related restructuring costs or termination benefits.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

3.	Significant Accounting Policies, Continued

(13)	Income taxes, continued

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets with indefinite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4 ~ 20, 50	Straight

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(17)	Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest Group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

3.	Significant Accounting Policies, Continued

(17)	Impairment of non-financial assets, continued

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(18)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(19)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for Polychlorinated Biphenyls (“PCB”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

3.	Significant Accounting Policies, Continued

(19)	Provisions, continued

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provisions for power plant regional support program

In accordance with regulations on nuclear and hydro-electric power plants’ social responsibility to support the surrounding communities of the power plants sites; KHNP, the Group’s nuclear generation subsidiary, accrues 0.25won per KWH of KHNP’s generation volume as a provision for power plant regional support program. Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs.

(20)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

The financial asset forms part of a Group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Group’s documented risk management or investment strategy, and information about the Grouping is provided internally on that basis; or

•

It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS No. 1039, Financial Instruments; Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in income or loss are not reversed through income or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through income or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On de-recognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial liabilities and equity instruments issued by the Group

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial liability forms part of a Group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Grouping is provided internally on that basis; or

•

it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial liabilities and equity instruments issued by the Group, continued

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS No. 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS No. 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(22)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

3.	Significant Accounting Policies, Continued

(22)	Derivative financial instruments, including hedge accounting, continued

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of reverse for gains (loss) on valuation of derivatives. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

4.	Segment Information

(1)	Assets, liabilities, revenue and expenses

The Group’s segments are classified at the business unit level, at which the Group generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group’s reporting segments, in accordance with K-IFRS No. 1108, are ‘Electric power generation (Nuclear)’, Electric power generation (Non-nuclear)’, Transmission and distribution, and ‘Others’; others mainly represents the business unit that manages the Group’s foreign operations.

Transactions that occur between each segment are based on arms-length transactions priced at market prices that would be applicable to an independent third-party. The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 3.

(i)	Sales, income and profit (loss) of the segments for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won
2013
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating income (loss)	Depreciation and amortization

Electric power generation (Nuclear)	￦	2,011,717	1,983,604	28,113	553,932	694,463
Electric power generation (Non-nuclear)		7,630,708	7,474,032	156,676	593,417	472,950
Transmission and distribution		13,632,974	207,370	13,425,604	(478,941)	653,948

Others		582,772	394,067	188,705	66,727	20,891

Consolidation adjustments		(10,059,073)	(10,059,073)	—	(77,366)	(7,425)

	￦	13,799,098	—	13,799,098	657,769	1,834,827

In millions of won
2012
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating income (loss)	Depreciation and amortization

Electric power generation (Nuclear)	￦	1,936,556	1,933,786	2,770	482,400	631,328
Electric power generation (Non-nuclear)		8,883,239	8,749,919	133,320	1,328,609	459,033
Transmission and distribution(*)		12,896,087	248,083	12,648,004	(2,129,137)	652,581

Others		579,988	423,589	156,399	107,687	18,538

Consolidation adjustments		(11,355,377)	(11,355,377)	—	(31,333)	(4,938)

	￦	12,940,493	—	12,940,493	(241,774)	1,756,542

(*)	Revenue and operating loss has been restated, see note 2(6).

4.	Segment Information, Continued

(1)	Assets, liabilities, revenue and expenses, continued

(ii)	Total assets and liabilities of the segments as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
March 31, 2013
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Electric power generation (Nuclear)	￦	46,099,477	—	679,559	25,497,932
Electric power generation (Non-nuclear)		33,198,694	1,044,068	1,025,636	16,618,343
Transmission and distribution		96,572,976	3,976,728	1,286,981	55,335,664

Others		8,202,041	38,739	161,834	3,057,328

Consolidation adjustment		(34,750,830)	—	117,280	(2,421,457)

	￦	149,322,358	5,059,535	3,271,290	98,087,810

In millions of won
December 31, 2012
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Electric power generation (Nuclear)	￦	45,061,851	—	2,928,345	24,638,944
Electric power generation (Non-nuclear)		31,214,058	986,343	3,735,111	14,640,938
Transmission and distribution		96,234,698	3,865,492	4,368,190	54,963,618

Others		7,655,810	39,098	718,966	2,637,369

Consolidation adjustment		(34,013,597)	—	(236,063)	(1,792,251)

	￦	146,152,820	4,890,933	11,514,549	95,088,618

4.	Segment Information, Continued

(2)	Geographic information

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. Geographical information on revenue from external customers for the three-month periods ended March 31, 2013 and 2012 and non-current assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
	Revenue from external customers			Non-current assets (*2)
Geographical unit	2013		2012	March 31, 2013	December 31, 2012

Domestic	￦	13,329,168	12,366,300	129,632,873	124,433,063
Overseas (*1)		469,930	574,193	4,104,192	4,448,484

	￦	13,799,098	12,940,493	133,737,065	128,881,547

(*1)	Middle East and Asia make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(3)	Information on key clients

There is no individual client comprising more than 10% of the Group’s revenue for three-month periods ended March 31, 2013 and 2012.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current Assets :
Cash and cash equivalents	￦	—	3,638,968	—	—	—	3,638,968
Current financial assets

Held-to-maturity investments		—	—	—	228	—	228
Derivative assets		68,705	—	—	—	37,279	105,984
Other financial assets		—	581,367	—	—	—	581,367

Trade and other receivables		—	6,244,260	—	—	—	6,244,260

		68,705	10,464,595	—	228	37,279	10,570,807

Non-current Assets :

Non-current financial assets

Available-for-sale financial assets		—	—	1,175,336	—	—	1,175,336

Held-to-maturity investments		—	—	—	2,002	—	2,002
Derivative assets		108,463	—	—	—	80,930	189,393
Other financial assets		—	689,442	—	—	—	689,442

Trade and other receivables		—	1,353,861	—	—	—	1,353,861

		108,463	2,043,303	1,175,336	2,002	80,930	3,410,034

	￦	177,168	12,507,898	1,175,336	2,230	118,209	13,980,841

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won	December 31, 2012
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current Assets :
Cash and cash equivalents	￦	—	1,954,949	—	—	—	1,954,949
Current financial assets

Held-to-maturity investments		—	—	—	196	—	196
Derivative assets		52,061	—	—	—	63,945	116,006
Other financial assets		—	540,015	—	—	—	540,015

Trade and other receivables		—	7,184,625	—	—	—	7,184,625

		52,061	9,679,589	—	196	63,945	9,795,791

Non-current Assets :

Non-current financial assets

Available-for-sale financial assets		—	—	1,141,194	—	—	1,141,194

Held-to-maturity investments		—	—	—	2,020	—	2,020
Derivative assets		3,830	—	—	—	123,866	127,696
Other financial assets		—	602,766	—	—	—	602,766

Trade and other receivables		—	1,254,330	—	—	—	1,254,330

		3,830	1,857,096	1,141,194	2,020	123,866	3,128,006

	￦	55,891	11,536,685	1,141,194	2,216	187,811	12,923,797

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current Liabilities :
Borrowings	￦	—	2,627,117	—	2,627,117
Debt securities		—	5,822,525	—	5,822,525
Derivative liabilities		12,002	—	33,378	45,380
Trade and other payables		—	6,302,088	—	6,302,088

		12,002	14,751,730	33,378	14,797,110

Non-current Liabilities :
Borrowings		—	4,715,945	—	4,715,945
Debt securities		—	42,676,519	—	42,676,519
Derivative liabilities		206,136	—	147,502	353,638
Trade and other payables		—	4,161,910	—	4,161,910

		206,136	51,554,374	147,502	51,908,012

	￦	218,138	66,306,104	180,880	66,705,122

In millions of won	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current Liabilities :
Borrowings	￦	—	2,215,961	—	2,215,961
Debt securities		—	5,478,720	—	5,478,720
Derivative liabilities		46,939	—	47,199	94,138
Trade and other payables		—	6,418,464	—	6,418,464

		46,939	14,113,145	47,199	14,207,283

Non-current Liabilities :
Borrowings		—	4,674,935	—	4,674,935
Debt securities		—	40,849,793	—	40,849,793
Derivative liabilities		322,199	—	203,839	526,038
Trade and other payables		—	4,173,691	—	4,173,691

		322,199	49,698,419	203,839	50,224,457

	￦	369,138	63,811,564	251,038	64,431,740

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won		2013		2012

Cash and cash equivalents	Interest income	￦	22,004	15,434
Available-for-sale financial assets	Dividends income		11,239	6,561
	Interest income		527	—
Held-to-maturity investments	Interest income		16	17
Loans and receivables	Interest income		14,495	13,976
Trade and other receivables	Interest income		13,620	11,956
Financial assets at fair value through profit or loss	Gains on valuation of derivatives		43,233	7,626
	Gains (losses) on transaction of Derivatives		7,431	(8,392)
	Gains on disposal of derivatives		—	189
Derivative assets (using hedge accounting)	Gains (losses) on valuation of derivatives (profit or loss)		79,722	(17,013)
	Gains (losses) on valuation of derivatives (equity, before tax)		(6,407)	18,712
	Gains on transaction of derivatives		5,220	352
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		428,335	432,759
	Interest expense of trade and other payables		26,222	29,417
	Interest expense of others		140,725	99,128
Financial liabilities at fair value through profit or loss	Gains (losses) on valuation of derivatives		116,063	(12,047)
	Gains (losses) on transaction of derivatives		132	(2,459)
Derivative liabilities (using hedge accounting)	Gains (losses) on valuation of derivatives (profit or loss)		49,980	(13,948)
	Gains on valuation of derivatives (equity, before tax)		3,662	883
	Gains (losses) on transaction of derivatives	￦	2,015	(2,697)

6.	Restricted Deposits

Restricted deposits as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won		March 31, 2013		December 31, 2012

Cash and cash equivalents	Escrow accounts	￦	125,607	72,979
Cash and cash equivalents	Collateral provided for lawsuit		330	329
Cash and cash equivalents	Restricted deposits		2,224	—
Long-term financial instruments	Guarantee deposits for checking account		5	5
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		315	303

		￦	128,481	73,616

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Cash	￦	664,653	734,986
Cash equivalents		3,001,374	1,249,704
Government grants		(27,059)	(29,741)

	￦	3,638,968	1,954,949

8.	Trade and Other receivables

(1)	Trade and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	5,852,620	(43,049)	(326)	5,809,245
Other receivables		484,659	(47,128)	(2,516)	435,015

		6,337,279	(90,177)	(2,842)	6,244,260

Non-current assets
Trade receivables		460,565	—	(91)	460,474
Other receivables		1,007,642	(108,527)	(5,728)	893,387

		1,468,207	(108,527)	(5,819)	1,353,861

	￦	7,805,486	(198,704)	(8,661)	7,598,121

In millions of won	December 31, 2012
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	6,776,526	(47,312)	(416)	6,728,798
Other receivables		504,067	(45,791)	(2,449)	455,827

		7,280,593	(93,103)	(2,865)	7,184,625

Non-current assets
Trade receivables		451,179	—	(144)	451,035
Other receivables		989,445	(179,287)	(6,863)	803,295

		1,440,624	(179,287)	(7,007)	1,254,330

	￦	8,721,217	(272,390)	(9,872)	8,438,955

8.	Trade and Other receivables, Continued

(2)	Other receivables as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Other receivables	￦	242,519	(47,128)	—	195,391
Accrued income		65,706	—	—	65,706
Deposits		166,133	—	(2,516)	163,617
Finance lease receivables		5,752	—	—	5,752
Others		4,549	—	—	4,549

		484,659	(47,128)	(2,516)	435,015

Non-current assets
Other receivables		74,200	(7,436)	—	66,764
Deposits		214,011	—	(5,728)	208,283
Finance lease receivables		425,568	—	—	425,568
Others		293,863	(101,091)	—	192,772

		1,007,642	(108,527)	(5,728)	893,387

	￦	1,492,301	(155,655)	(8,244)	1,328,402

In millions of won	December 31, 2012
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Other receivables	￦	294,989	(45,791)	—	249,198
Accrued income		42,067	—	—	42,067
Deposits		160,801	—	(2,449)	158,352
Finance lease receivables		4,134	—	—	4,134
Others		2,076	—	—	2,076

		504,067	(45,791)	(2,449)	455,827

Non-current assets
Other receivables		57,386	(1,684)	—	55,702
Deposits		224,112	—	(6,863)	217,249
Finance lease receivables		389,326	—	—	389,326
Others		318,621	(177,603)	—	141,018

		989,445	(179,287)	(6,863)	803,295

	￦	1,493,512	(225,078)	(9,312)	1,259,122

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a 2.0% interest rate on the overdue trade receivables. The Group holds deposits of three-months’ expected electricity rate for customers requesting temporary usage and customers with past defaulted payment.

8.	Trade and Other receivables, Continued

(3)	Aging analysis of trade receivables as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Trade receivables: (not overdue, not impaired)	￦	6,172,612	7,125,836
Trade receivables: (impairment reviewed)		140,573	101,869

Less than 60 days		16	4
60 ~ 90 days		50,473	33,124
90 ~ 120 days		20,102	9,853
120 days ~ 1year		37,692	25,621
Over 1 year		32,290	33,267

		6,313,185	7,227,705

Less allowance for doubtful accounts		(43,049)	(47,312)

Less present value discount		(417)	(560)

	￦	6,269,719	7,179,833

The Group assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts; which includes impairment for trade receivables that are individually significant and incurred but not identified as impairment for the Group of trade receivables with similar credit risk characteristics.

The Group considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Other receivables: (not overdue, not impaired)	￦	1,449,911	1,252,525
Other receivables: (impairment reviewed)		42,390	240,987

Less than 60 days		2	—
60 ~ 90 days		5,265	7,430
90 ~ 120 days		3,867	1,870
120 days ~ 1year		10,796	5,520
Over 1 year		22,460	226,167

		1,492,301	1,493,512

Less allowance for doubtful accounts		(155,655)	(225,078)
Less present value discount		(8,244)	(9,312)

	￦	1,328,402	1,259,122

(5)	Changes in allowance for doubtful accounts for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013			2012
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	￦	47,312	225,078	24,586	203,198
Bad debt expense		—	5,800	37,447	3,994
Write off		(1,955)	(63)	(14,721)	(3,331)
Reversal		(2,308)	—	—	(152)
Others		—	(75,160)	—	21,369

Ending balance	￦	43,049	155,655	47,312	225,078

9.	Available-for-sale Financial Assets

Available-for-sale financial assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won		March 31, 2013			December 31, 2012
	Ownership	Current		Non-current	Current	Non-current
Equity Securities
Listed:
Kwanglim Co., Ltd.	0.44%	￦	—	188	—	168
Sungjee Construction. Co., Ltd.	0.01%		—	8	—	5
Korea District Heating Corp. (*1)	19.55%		—	223,237	—	167,541
Ssangyong Motor Co., Ltd.	0.03%		—	235	—	205
LG Uplus Corporation (*1)	8.80%		—	313,421	—	299,593
Fission Energy Corp.	0.58%		—	1,162	—	533
Denison Mines Corp.	14.92%		—	88,233	—	76,765
Energy Fuel INC	9.39%		—	11,233	—	12,425
PT Adaro Energy Tbk	1.50%		—	71,884	—	84,288
Cockatoo Coal Limited	4.91%		—	3,940	—	6,487
Korea Line Corporation	0.00%		—	—	—	—
Strathmore Minerals Corp.	11.79%		—	3,506	—	4,132

			—	717,047	—	652,142

Unlisted:
Construction Guarantee	0.02%		—	778	—	784
Global Dynasty overseas resource development private equity firm	7.46%		—	996	—	881
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		—	36	—	36
Dongnam Co., Ltd	0.46%		—	72	—	72
Mobo Co., Ltd	0.00%		—	14	—	14
Fire Guarantee	0.02%		—	20	—	20
Korea Software Financial Cooperative	0.23%		—	301	—	301
Woobang ENC Co., Ltd	0.00%		—	22	—	22
Women’s venture fund	10.00%		—	780	—	780
Engineering Financial Cooperative	0.10%		—	60	—	60
Intellectual Discovery, Ltd	11.17%		—	5,000	—	5,000
Electric Contractors Financial Cooperative	0.03%		—	152	—	152
Korea Specialty Contractor Financial Cooperative	0.01%		—	417	—	417
Information & Communication Financial Cooperative	0.01%		—	10	—	10
Troika overseas resource development private equity firm	3.75%		—	8,573	—	8,573
POSTECH Venture Capital Corperation	1.05%		—	240	—	240
POSTECH electric power fund	12.28%		—	2,800	—	2,800
Poonglim Industrial Co., Ltd	0.00%		—	31	—	—
SAMBOAUTO. Co., Ltd	0.02%		—	38	—	38
Korea Bio Fuel Co., Ltd	15.00%		—	1,500	—	1,500
Korea Electric Engineers Association	0.26%		—	40	—	40
Korea electrical manufacturers Association	1.05%		—	240	—	240
Korea investment - Korea EXIM Bank CERs private special asset Investment Trust I	14.18%		—	6,803	—	6,803
Hanwha Venture Capital Corporation	1.20%		—	180	—	180
Hanwha electric power venture fund	15.20%		—	2,280	—	2,280
Hwan Young Steel Co., Ltd.	0.14%		—	97	—	97
IBK-AUCTUS green growth Private equity firm	6.29%		—	6,054	—	6,054

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won		March 31, 2013			December 31, 2012
	Ownership (%)	Current		Non-current	Current	Non-current

K&C- Gyeongnam youth job Creation investment fund	9.87%	￦	—	1,420	—	1,420
Areva Nc Expansion	13.49%		—	242,998	—	241,472
Green & Sustainable Energy Investment Corp., (*2)	20.00%		—	15	—	14
Kanan Hydroelectric Power Corp.,(*2)	20.00%		—	20	—	19
Set Holding	2.50%		—	133,214	—	169,637
Siam Solar Power	10.00%		—	984	—	—
3i Powergen Inc.	15.00%		—	1,704	—	1,630
Navanakorn Electric Co., Ltd. (*2)	29.00%		—	17,033	—	14,948

			—	434,922	—	466,534

Debt securities
Ambre Energy Limited			—	23,367	—	22,518

		￦	—	1,175,336	—	1,141,194

(*1)	The fair values of the securities of Korea District Heating Corp. and LG Uplus Corporation declined below their respective cost for more than a year. As such, cumulative losses of ￦35,619 million that were previously recognized in other comprehensive loss has been reclassified to profit or loss for the year ended December 31, 2012.
(*2)	Although the Group holds 20% or more of the equity shares of these investments, the Group cannot exercise significant influence.

10.	Held-to-maturity investments

Held-to-maturity investments as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
	Current	Non-current	Current	Non-current

Government and municipal bonds	228	2,002	196	2,020

11.	Derivatives

(1)	Derivatives as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Current		Non-Current	Current	Non-Current
Derivative assets
Currency forward	￦	3,505	—	245	40
Currency swap		102,479	189,393	115,761	127,652
Interest rate swap		—	—	—	4

		105,984	189,393	116,006	127,696

Derivative liabilities
Currency forward		2,560	678	10,323	105
Currency swap		38,631	209,914	70,011	389,948
Interest rate swap		4,189	143,046	4,313	135,985
Other derivatives		—	—	9,491	—

	￦	45,380	353,638	94,138	526,038

11.	Derivatives, Continued

(2)	Currency swap contracts which are not designated as hedge instruments as of March 31, 2013 are as follows:

In millions of won and thousands of U.S. dollar
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Barclays Bank PLC	2008~2013	￦	187,020	$200,000	7.50	7.75	935.10
Credit Suisse	2008~2013		140,265	150,000	6.94	7.75	935.10
Shinhan Bank	2010~2014		84,615	75,000	6.83	5.50	1,128.20
RBS	2010~2014		141,125	125,000	6.78	5.50	1,129.00
Morgan Stanley	2010~2014		112,320	100,000	6.71	5.50	1,123.20
HSBC	2010~2014		112,320	100,000	6.71	5.50	1,123.20
BOA	2010~2014		110,310	100,000	6.93	5.50	1,103.10
UBS	2010~2015		220,356	200,000	3.90	3.00	1,101.78
RBS	2010~2015		110,110	100,000	3.90	3.00	1,101.10
Barclays Bank PLC	2010~2015		108,390	100,000	3.78	3.00	1,083.90
Credit Suisse	2010~2015		108,390	100,000	3.22	3.00	1,083.90
Morgan Stanley	2010~2015		63,006	60,000	4.06	3.00	1,050.10
Goldman Sachs	2010~2015		156,643	140,000	3.92	3.00	1,118.88
Morgan Stanley	2010~2015		118,800	100,000	4.61	3M USD Libor + 1.64	1,188.00
M-UFJ	2010~2015		116,100	100,000	4.00	3M USD Libor + 1.00	1,161.00
DBS	2011~2014		56,150	50,000	4.21	3M USD Libor + 1.00	1,123.00
SMBC	2011~2014		56,150	50,000	4.21	3M USD Libor + 1.00	1,123.00
Mizuho Corporate Bank	2011~2014		112,800	100,000	3.86	3M USD Libor + 0.80	1,128.00
DBS	2011~2014		109,500	100,000	3.80	3M USD Libor + 0.85	1,095.00
Deutsche Bank	2009~2014		126,610	100,000	5.39	6.25	1,266.10
Nomura	2009~2014		126,610	100,000	5.35	6.25	1,266.10
Nomura	2009~2014		126,610	100,000	5.33	6.25	1,266.10
Morgan Stanley	2009~2014		126,610	100,000	5.32	6.25	1,266.10
Morgan Stanley	2010~2014		126,610	100,000	5.30	6.25	1,266.10
Barclays Bank PLC	2010~2014		126,610	100,000	5.29	6.25	1,266.10
Citibank	2010~2014		126,610	100,000	5.27	6.25	1,266.10
JP Morgan	2010~2014		126,610	100,000	4.93	6.25	1,266.10
Deutsche Bank	2010~2014		126,610	100,000	4.93	6.25	1,266.10
RBS	2010~2014		126,610	100,000	4.93	6.25	1,266.10
SMBC	2010~2013		113,400	100,000	3.92	3M USD Libor +0.90	1,134.00
BTMU	2010~2013		56,525	50,000	3.92	3M USD Libor +0.90	1,130.50
Mizuho Corporate Bank	2010~2013		56,750	50,000	3.92	3M USD Libor +0.90	1,135.00
Citibank	2010~2015		116,080	100,000	3.97	3.13	1,160.80
Deutsche Bank	2010~2015		116,080	100,000	3.98	3.13	1,160.80
RBS	2010~2015		116,080	100,000	3.97	3.13	1,160.80
HSBC	2010~2015		116,080	100,000	3.23	3.13	1,160.80
UBS	2010~2015		116,080	100,000	3.23	3.13	1,160.80
Citibank	2010~2015		112,930	100,000	2.79	3.00	1,129.30
JP Morgan	2012~2022		112,930	100,000	2.79	3.00	1,129.30
Bank of America	2012~2022		112,930	100,000	2.79	3.00	1,129.30
Goldman Sachs	2012~2022		112,930	100,000	2.79	3.00	1,129.30
HSBC	2012~2022		111,770	100,000	2.89	3.00	1,117.70
Hana Bank	2012~2022		111,770	100,000	2.87	3.00	1,117.70
SC	2012~2022		111,770	100,000	2.89	3.00	1,117.70
Deutsche Bank	2012~2022		55,885	50,000	2.79	3.00	1,117.70
DBS	2013~2018		108,140	100,000	2.63	3M USD Libor +0.84	1,081.40

11.	Derivatives, Continued

(3)	Currency swap contracts which are designated as hedge instruments as of March 31, 2013 are as follows:

In millions of won and thousands of U.S. dollar
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Credit Suisse	2009~2013	￦	194,750	$150,000	4.75	5.00	1,298.33
Citibank	2006~2016		113,200	100,000	1.05	6.00	1,132.00
Barclays Bank PLC	2006~2016		113,200	100,000	1.05	6.00	1,132.00
Credit Suisse	2006~2016		113,200	100,000	1.05	6.00	1,132.00
Goldman Sachs	2011~2017		105,260	100,000	3.99	3.63	1,052.60
Barclays Bank PLC	2011~2017		105,260	100,000	3.99	3.63	1,052.60
Citibank	2011~2017		105,260	100,000	3.99	3.63	1,052.60
HSBC	2012~2014		45,264	40,000	3.25	3M USD Libor + 1.5	1,131.60
Citibank	2012~2014		33,948	30,000	3.25	3M USD Libor + 1.5	1,131.60
RBS	2012~2014		22,632	20,000	3.25	3M USD Libor + 1.5	1,131.60
UOB	2012~2014		33,948	30,000	3.25	3M USD Libor + 1.5	1,131.60
DBS	2012~2014		56,580	50,000	3.20	3M USD Libor + 1.5	1,131.60
ANZ	2012~2014		22,632	20,000	3.20	3M USD Libor + 1.5	1,131.60
Citibank	2012~2014		20,369	18,000	3.20	3M USD Libor + 1.5	1,131.60
Credit Suisse	2012~2014		45,264	40,000	2.77	3M USD Libor + 1.5	1,131.60
RBS	2012~2014		58,843	52,000	2.77	3M USD Libor + 1.5	1,131.60
UBS AG	2006~2016		98,100	100,000	5.48	5.50	981
Credit Suisse	2006~2016		98,100	100,000	5.48	5.50	981
Citibank	2008~2013		113,304	120,000	4.96	5.38	944.2
Goldman Sachs	2008~2013		113,304	120,000	4.96	5.38	944.2
Barclays Bank PLC	2008~2013		56,652	60,000	4.96	5.38	944.2
Barclays Bank PLC	2006~2016		71,888	75,000	4.81	5.50	958.51
Deutsche Bank	2006~2016		71,888	75,000	4.81	5.50	958.51
Barclays Bank PLC	2012~2017		142,500	125,000	3.83	3.13	1,140.00
Morgan Stanley	2012~2017		142,500	125,000	3.83	3.13	1,140.00
RBS	2012~2017		142,500	125,000	3.83	3.13	1,140.00
JPMorgan	2012~2017		142,500	125,000	3.83	3.13	1,140.00
Barclays Bank PLC	2004~2014		172,875	150,000	5.10	5.75	1,152.50
RBS	2008~2013		149,040	150,000	5.03	5.38	993.6
Deutsche Bank	2008~2013		149,040	150,000	5.03	5.38	993.6
BTMU	2010~2013		113,200	100,000	4.11	3M USD Libor + 0.8	1,132.00
Barclays Bank PLC	2013~2018		81,188	75,000	2.65	1.88	1,082.50
RBS	2013~2018		81,188	75,000	2.65	1.88	1,082.50
Deutsche Bank	2013~2018		81,188	75,000	2.65	1.88	1,082.50
Citibank	2013~2018		81,188	75,000	2.65	1.88	1,082.50
BTMU	2010~2015		55,900	50,000	4.03	3M USD Libor + 1.2	1,118.00
RBS	2012~2017		115,140	100,000	3.38	2.50	1,151.40
BNP Paribas	2012~2017		115,140	100,000	3.38	2.50	1,151.40
Hana Bank	2012~2017		115,140	100,000	3.38	2.50	1,151.40
Barclays Bank PLC	2012~2017		57,570	50,000	3.38	2.50	1,151.40
SC	2012~2017		57,570	50,000	3.38	2.50	1,151.40
Nomura	2012~2017		57,570	50,000	3.38	2.50	1,151.40
Credit Agricole	2012~2017		57,570	50,000	3.38	2.50	1,151.40

11.	Derivatives, Continued

(4)	Interest rate swap contracts which are not designated as hedge instruments, as of March 31, 2013 are as follows:

In millions of won
Counterparty		Contract amount		Contract interest rate per annum
	Contract year			Pay (%)	Receive (%)

Korea Exchange Bank	2010~2013	￦	100,000	4.18	3M CD + 0.58
Nonghyup Bank	2010~2015		100,000	4.90	3M CD + 1.05
Nonghyup Bank	2010~2015		100,000	4.83	3M CD + 0.90
Nonghyup Bank	2010~2015		50,000	4.77	3M CD + 0.90
Korea Development Bank	2012~2016		200,000	3.57	3M CD + 0.26
Nonghyup Bank	2012~2016		100,000	3.49	3M CD + 0.25
Korea Development Bank	2012~2016		50,000	3.49	3M CD + 0.25
Hong Kong-Shanghai Bank, Seoul branch	2012~2016		50,000	3.49	3M CD + 0.25
SC	2012~2016		200,000	3.55	3M CD + 0.26
SC	2012~2017		160,000	3.57	3M CD + 0.32
Korea Exchange Bank	2011~2014		100,000	4.08	3M CD + 0.03
Korea Exchange Bank	2011~2014		100,000	3.89	3M CD + 0.05
Korea Exchange Bank	2011~2013		100,000	3.89	3M CD + 0.07
Shinhan Bank	2011~2014		100,000	3.63	3M CD + 0.18
Korea Exchange Bank	2011~2013		100,000	3.85	3M CD + 0.43
Woori Bank	2011~2013		150,000	3.92	3M CD + 0.43
Kookmin Bank	2011~2013		100,000	3.84	3M CD + 0.44
Woori Bank	2011~2013		50,000	3.67	3M CD + 0.25
Korea Exchange Bank	2011~2014		200,000	3.66	3M CD + 0.24
Korea Exchange Bank	2011~2013		100,000	3.53	3M CD + 0.14
Korea Exchange Bank	2011~2013		100,000	3.56	3M CD + 0.19
Korea Exchange Bank	2012~2015		100,000	3.58	3M CD + 0.15
Korea Exchange Bank	2012~2015		200,000	3.65	3M CD + 0.1
Korea Exchange Bank	2012~2015		100,000	2.86	3M CD + 0.05
Woori Bank	2012~2013		200,000	3.88	3M CD + 0.54
Korea Exchange Bank	2013~2016		100,000	2.82	3M CD + 0.04
Korea Exchange Bank	2010~2013		100,000	4.11	3M CD + 0.25

(5)	Interest rate swap contracts which are designated as hedge instruments, as of March 31, 2013 are as follows:

In thousands of foreign currencies
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

BNP Paribas	2009~2027	JOD	112,421	4.16	USD Libor 6 M
KFW	2009~2027	JOD	112,421	4.16	USD Libor 6 M
CA-CIB (Credit Agricole)	2012~2033	USD	56,791	1.33 ~ 4.10	1 ~ 6M USD Libor
SMBC	2012~2033	USD	64,291	1.33 ~ 4.18	1 ~ 6M USD Libor

11.	Derivatives, Continued

(6)	Currency forward contracts which are not designated as hedge instruments, as of March 31, 2013 are as follows:

In millions of won and thousands of U.S dollars
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Credit Suisse	2013.01.30	2013.04.26	￦	5,388		$5,025	1,072.25
RBS	2013.02.18	2013.05.15		5,312		4,939	1,075.70
Barclays Bank PLC	2013.01.28	2013.05.24		12,421		11,599	1,070.90
Credit Suisse	2013.01.30	2013.05.28		10,216		9,555	1,069.20
RBS	2013.02.06	2013.06.03		5,608		5,205	1,077.30
Barclays Bank PLC	2013.02.07	2013.06.04		3,128		2,909	1,075.60
Korea Exchange Bank	2013.02.22	2013.06.20		6,334		5,895	1,074.50
Korea Exchange Bank	2013.02.22	2013.06.20		4,962		4,618	1,074.50
Barclays Bank PLC	2013.01.29	2013.06.26		10,234		9,544	1,072.30
Korea Exchange Bank	2013.01.15	2013.07.11		4,756		4,563	1,042.40
Credit Suisse	2013.02.21	2013.07.18		9,050		8,426	1,074.00
Korea Exchange Bank	2013.01.28	2013.07.24		9,966		9,328	1,068.40
RBS	2013.01.31	2013.07.26		11,176		10,441	1,070.40
Korea Exchange Bank	2013.02.13	2013.08.08		11,078		10,371	1,068.10
Korea Exchange Bank	2013.02.20	2013.08.14		11,000		10,331	1,064.70
Korea Exchange Bank	2013.02.20	2013.08.14		7,797		7,323	1,064.70
Credit Suisse	2013.03.26	2014.03.26		2,176		2,000	1,087.90
RBS	2013.03.19	2014.03.19		3,258		3,000	1,086.00
Morgan Stanley	2013.03.19	2014.03.19		3,258		3,000	1,086.00
HSBC	2013.03.25	2013.04.29		5,580		5,000	1,116.00
Korea Exchange Bank	2013.03.25	2013.04.29		5,572		5,000	1,114.30
Barclays Bank PLC	2013.03.26	2013.04.29		4,772		4,300	1,109.90
Scotia	2013.03.26	2013.04.29		11,108		10,000	1,110.80
Scotia	2013.03.29	2013.04.01		10,161		9,150	1,110.49
Scotia	2013.03.12	2013.09.16		$10,522	￦	11,613	1,103.70
RBS	2013.03.28	2013.09.30		50,000		54,856	1,097.11
Barclays Bank PLC	2012.10.11	2013.04.11	￦	21,930		$20,000	1,096.50
Deutsche Bank	2013.03.11	2013.04.08		$10,000	￦	11,015	1,101.54
Deutsche Bank	2013.03.26	2013.04.22	￦	6,659		$6,000	1,109.80
RBS	2013.03.25	2013.04.01		3,338		3,000	1,112.80
Korea Exchange Bank	2013.03.04	2013.04.15		$10,000	￦	10,953	1,095.25
Korea Exchange Bank	2013.03.19	2013.04.22	￦	3,331		$3,000	1,110.40
Korea Exchange Bank	2013.03.22	2013.04.08		3,348		3,000	1,116.10
Korea Exchange Bank	2013.03.25	2013.04.08		5,567		5,000	1,113.47
Korea Exchange Bank	2013.03.26	2013.04.15		4,430		4,000	1,107.60
BNP Paribas	2013.03.25	2013.04.15		5,571		5,000	1,114.14
SC	2011.08.08	2013~2015		$29,529	￦	32,489	1,093 ~ 1,103
Citibank	2013.03.25	2013.04.29	￦	5,565		$5,000	1,113.00

(7)	Gains and losses on valuation and transaction of derivatives for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	Net income effects of valuation gains (losses)			Net income effects of transaction gains (losses)		Accumulated other Comprehensive income
	2013		2012	2013	2012	2013	2012

Currency forward	￦	205	1,879	7,067	(8,154)	4,004	—
Currency swap		292,129	(48,547)	4,612	(5,892)	(6,745)	19,595
Interest rate swap		(3,336)	9,240	(3,182)	(2,257)	(4)	—
Other derivatives		—	2,046	6,301	3,107	—	—

	￦	288,998	(35,382)	14,798	(13,196)	(2,745)	19,595

Gains (losses) on valuation of derivatives using cash flow hedge accounting is reflected within accumulated other comprehensive income amounting to ￦1,368 million, net of tax as of March 31,2013.

12.	Other financial assets

Other financial assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Loans and receivables	￦	61,006	754,851	72,888	668,733
Present value discount		(1,291)	(66,460)	(1,224)	(67,009)
Long-term/Short-term financial instruments		521,652	1,051	468,351	1,042

	￦	581,367	689,442	540,015	602,766

13.	Inventories

Inventories as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Acquisition cost		Valuation allowance	Book value
Raw materials	￦	2,358,388	(65)	2,358,323
Merchandises		465	—	465
Work-in-progress		69,373	—	69,373
Finished goods		32,076	—	32,076
Supplies		571,506	(4,844)	566,662
Inventories in transit		672,834	—	672,834
Other inventories		7,236	—	7,236

	￦	3,711,878	(4,909)	3,706,969

In millions of won	December 31, 2012
	Acquisition cost		Valuation allowance	Book value
Raw materials	￦	2,285,822	(65)	2,285,757
Merchandises		379	—	379
Work-in-progress		68,127	—	68,127
Finished goods		53,640	—	53,640
Supplies		523,397	(4,496)	518,901
Inventories in transit		506,547	—	506,547
Other inventories		6,990	—	6,990

	￦	3,444,902	(4,561)	3,440,341

There is no reversal of inventory valuation allowance for the three-month period ended March 31, 2013, whereas ￦5,568 million incurred for the year ended December 31, 2012. The amounts of valuation losses of inventories during the three-month periods ended March, 31, 2013 and for the year ended December 31, 2012 are ￦348 million and ￦6,920 million, respectively.

14.	Finance Lease Receivables

(1)	Finance lease contract

The Group has entered into power purchase agreement (“PPA”) of providing Jordan Electric Power Company with Qatrana gas combined power plant for 25 years. In addition, the Group has constructed a manufacture facility and consigned the management of the facility to Ecollite Co., Ltd., one of associates of the Group. In connection with these contracts of consignment and borrowing, the Group has entered into a finance lease contract under which the consignee repays the principal in installment for 20 years from beginning of 2016.

(2)	Finance lease receivables as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	50,004	5,752	46,758	4,134
1 ~ 5 years		209,605	36,984	192,651	27,422
More than 5 years		835,648	388,584	783,314	361,904

	￦	1,095,257	431,320	1,022,723	393,460

(3)	There are no impaired finance lease receivables as of March 31, 2013 and December 31, 2012.

(4)	There are no changes in valuation allowance for finance lease receivables for the three-month period ended March 31, 2013 and for the year ended December 31, 2012.

15.	Non-Financial Assets

Non-financial assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
	March 31, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Advance payment	￦	224,721	9,322	146,042	4,607
Prepaid expenses		213,265	114,594	230,260	100,804
Others		166,139	38,123	287,745	35,027

	￦	604,125	162,039	664,047	140,438

16.	Investments in Subsidiaries

(1)	Investments in subsidiaries as of March 31, 2013 and December 31, 2012 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2013	December 31, 2012

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Group, Inc.	Architectural engineering for utility plant and others	KOREA	74.86%	74.86%
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	70.00%	70.00%
Korea Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
Korea Electric Power Data Network Co., Ltd.	Electric Power information technology and others	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
Korea Power Engineering & Power Services Co., Ltd.	Operation and maintenance of utility plant	KOREA	52.43%	52.43%
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International Hong Kong Ltd.	Holding Group	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding Group	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding Group	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding Group	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Utility plant rehabilitation and operation	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding Group	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding Group	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding Group	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Ltd.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding Group	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Group	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Inc.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Sylardus Holding B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
Akkuyu Finance B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Akkuyu Fuel B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Akkuyu Operations B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding Group	MEXICO	100.00%	100.00%
KST Electric Power Group	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Group	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%

16.	Investments in Subsidiaries, Continued

(1)	Investments in subsidiaries as of March 31, 2013 and December 31, 2012 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2013	December 31, 2012

KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Cebu Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding Group	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding Group	USA	100.00%	100.00%
EWP Renewable Co.	Holding Group	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza Holdings, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza II, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	99.90%	99.90%
EWP Barbados 1 SRL	Holding Group	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding Group	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	75.00%	75.00%
EWPRC Biomass Holdings, LLC	Holding Group	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
Nepal Water & Energy Development Group Pty Ltd. (*1,2)	Construction and operation of utility plant	NEPAL	50.00%	50.00%
PT. EWP Indonesia	Holding Group	INDONESIA	100.00%	100.00%
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
EWP Barbados 2 SRL	Holding Group	BARBADOS	100.00%	100.00%
Global One Pioneer B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding Group	NETHERLANDS	100.00%	100.00%
KOSEP Wind Power, LLC.	Power generation	USA	100.00%	100.00%
Mira Power Limited (*1)	Power generation	PAKISTAN	76.00%	76.00%

(*1)	As of March 31, 2013, the reporting period end date of all consolidated subsidiaries is December 31, except for Nepal Water & Energy Development Group Pty Ltd. and Mira Power Limited.
(*2)	The Group owns less than 50% of the shares of the respective entities. However, these subsidiaries are included in the consolidated financial statements as the Group obtains the majority of the voting power through the shareholders’ agreement.

(2)	There are no subsidiaries newly included in or excluded from consolidation for the three-month period ended March 31, 2013.

16.	Investments in Subsidiaries, Continued

(2)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows:

In millions of won
2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	46,099,069	25,497,932	2,011,717	284,915
Korea South-East Power Co., Ltd.		7,806,119	4,115,739	1,236,287	139,641
Korea Midland Power Co., Ltd.		5,854,501	2,899,646	1,534,725	86,997
Korea Western Power Co., Ltd.		5,876,773	2,776,828	1,488,678	59,651
Korea Southern Power Co., Ltd.		7,061,729	3,642,760	1,891,958	68,410
Korea East-West Power Co., Ltd.		6,598,267	3,183,104	1,479,061	60,998
KEPCO Engineering & Construction Group, Inc.		893,186	523,007	167,753	22,243
Korea Plant Service & Engineering Co., Ltd.		809,140	329,446	206,699	18,664
Korea Nuclear Fuel Co., Ltd.		513,752	248,492	73,751	3,672
Korea Electric Power Data Network Co., Ltd.		319,132	102,741	65,253	(1,996)
Garorim Tidal Power Plant Co., Ltd.		37,482	1,911	—	(360)
Korea Power Engineering & Power Services Co., Ltd.		7,170	1,719	2,976	402
Dongducheon Dream Power Co., Ltd.		235,274	1,476	—	(1,412)
KEPCO International Hong Kong Ltd.		253,663	37	—	2,764
KEPCO International Philippines Inc.		106,486	756	—	(4)
KEPCO Gansu International Ltd.		16,542	512	—	(2)
KEPCO Philippines Holdings Inc.		131,652	4	—	324
KEPCO Philippines Corporation		18,039	429	—	(34)
KEPCO Ilijan Corporation		732,980	120,292	34,906	21,480
KEPCO Lebanon SARL		7,184	9,314	—	(314)
KEPCO Neimenggu International Ltd.		189,634	—	—	(27)
KEPCO Shanxi International Ltd.		515,378	231,823	—	(439)
KOMIPO Global Pte Ltd.		120,434	116	—	46
KEPCO Canada Energy Ltd.		89,762	13,541	—	(48)
KEPCO Netherlands B.V.		229,115	24	—	2,149
KOREA Imouraren Uranium Investment Ltd.		243,007	125	—	(10)
KEPCO Australia Pty., Ltd.		577,105	174,670	671	504
KOSEP Australia Pty., Ltd.		21,218	992	1,114	473
KOMIPO Australia Pty., Ltd.		21,090	1,717	456	(355)
KOWEPO Australia Pty., Ltd.		21,377	990	1,114	468
KOSPO Australia Pty., Ltd.		21,371	905	1,114	469
KEPCO Middle East Holding Company		110,411	106,163	—	1,034
Qatrana Electric Power Group		540,734	497,348	4,823	5,886
KHNP Canada Energy Inc.		55,488	12	—	(8)
KEPCO Bylong Australia Pty., Ltd.		83,644	137	—	(1,246)
Korea Waterbury Uranium Limited Partnership		22,493	13	—	(23)
KEPCO Canada Uranium Investment Limited Partnership		99,506	8	—	(18)
Sylardus Holding B.V.		97	—	—	(161)
Akkuyu Finance B.V.		—	—	—	—
Akkuyu Fuel B.V.		—	—	—	—
Akkuyu Operations B.V.		—	—	—	—
Korea Electric Power Nigeria Ltd.		15	2	81	12
KEPCO Holdings de Mexico		22	5	—	(3)
KST Electric Power Group		375,773	416,808	—	(3,132)
KEPCO Energy Service Group		184	98	442	66
KEPCO Netherlands S3 B.V.		583	10	—	(15)
PT. KOMIPO Pembangkitan Jawa Bali		17,780	8,041	5,367	2,882
PT. Cirebon Power Service		578	456	1,233	(510)
KOWEPO International Corporation		2,175	36	—	—
KOSPO Jordan, LLC.		16,221	10,302	1,661	435
EWP Cebu Corporation		9,250	490	218	(522)
EWP Philippine Holdings Corporation		252	7	—	—

16.	Investments in Subsidiaries, Continued

(2)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

EWP America Inc. (*)	￦	118,448	90,495	10,442	(3,724)
KNF Canada Energy Limited		2,478	10	—	(15)
PT KEPCO Resource Indonesia		1,781	—	—	—
EWP Barbados 1 SRL		320,792	171	678	(650)
Gyeonggi Green Energy Co., Ltd.		166,682	132,619	—	(289)
PT. Tanggamus Electric Power		12,939	435	—	(822)
Gyeongju Wind Power Co., Ltd.		46,941	32,289	1,816	474
KOMIPO America Inc.		6,679	7	—	—
Boulder Solar Power, LLC.		8,873	7	—	(7)
KOSEP USA, INC.		33,161	9	—	(163)
Nepal Water & Energy Development Group Pty Ltd.		29,694	8,738	—	(1,069)
PT. EWP Indonesia		725	5	—	(139)
KOWEPO America, LLC.		7,125	214	—	(312)
KEPCO Netherlands J3 B.V.		107,789	66	—	(35)
Korea Offshore Wind Power Co., Ltd.		4,390	340	—	(839)
EWP Barbados 2 SRL		647	—	—	(157)
Global One Pioneer B.V.		65	—	—	(8)
Global Energy Pioneer B.V.		66	—	—	(7)
KOSEP Wind Power, LLC.		279	60	203	(2)
Mira Power Limited		7,910	257	—	(261)

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings PlazaII, LLC.

16.	Investments in Subsidiaries, Continued

(2)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2012
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	45,061,851	24,638,944	6,717,341	126,181
Korea South-East Power Co., Ltd.		7,218,552	3,564,786	4,672,289	179,139
Korea Midland Power Co., Ltd.		5,767,527	2,828,679	5,427,872	132,306
Korea Western Power Co., Ltd.		5,716,612	2,615,447	5,967,870	118,319
Korea Southern Power Co., Ltd.		6,441,594	3,038,450	6,955,053	103,368
Korea East-West Power Co., Ltd.		6,069,774	2,593,576	5,950,683	164,489
KEPCO Engineering & Construction Group, Inc.		861,882	435,913	785,586	134,310
Korea Plant Service & Engineering Co., Ltd.		756,214	224,674	1,006,609	117,888
Korea Nuclear Fuel Co., Ltd.		500,744	221,196	238,627	30,844
Korea Electric Power Data Network Co., Ltd.		320,860	96,911	338,769	3,714
Garorim Tidal Power Plant Co., Ltd.		37,476	1,546	—	(1,404)
Korea Power Engineering & Power Services Co., Ltd.		7,093	2,043	10,381	3,206
Dongducheon Dream Power Co., Ltd.		235,002	856	—	(4,289)
KEPCO International Hong Kong Ltd.		246,889	35	—	25,262
KEPCO International Philippines Inc.		102,564	728	—	13,264
KEPCO Gansu International Ltd.		15,934	493	—	(8)
KEPCO Philippines Holdings Inc.		125,971	162	—	1,650
KEPCO Philippines Corporation		18,020	826	—	(573)
KEPCO Ilijan Corporation		678,488	109,610	146,295	83,647
KEPCO Lebanon SARL		7,111	8,850	—	(1,846)
KEPCO Neimenggu International Ltd.		182,669	—	—	22,307
KEPCO Shanxi International Ltd.		496,410	223,186	—	(2,960)
KOMIPO Global Pte Ltd.		111,765	115	—	(4,780)
KEPCO Canada Energy Ltd.		81,560	13,602	—	(43)
KEPCO Netherlands B.V.		219,828	31	—	10,345
KOREA Imouraren Uranium Investment Ltd.		241,481	114	—	(51)
KEPCO Australia Pty., Ltd.		547,886	168,837	5,446	1,034
KOSEP Australia Pty., Ltd.		19,878	495	5,301	2,067
KOMIPO Australia Pty., Ltd.		19,869	957	5,307	1,142
KOWEPO Australia Pty., Ltd.		20,036	491	5,301	1,636
KOSPO Australia Pty., Ltd.		20,112	959	5,309	1,146
KEPCO Middle East Holding Company		105,319	102,250	—	2,526
Qatrana Electric Power Group		467,457	432,000	19,172	24,499
KHNP Canada Energy Inc.		55,238	705	—	(20)
KEPCO Bylong Australia Pty., Ltd.		73,016	252	—	(4,007)
Korea Waterbury Uranium Limited Partnership		22,623	701	—	(39)
KEPCO Canada Uranium Investment Limited Partnership		89,223	—	—	(5)
Sylardus Holding B.V.		103	178	—	(52)
Akkuyu Finance B.V.		6	80	—	(27)
Akkuyu Fuel B.V.		7	75	—	(26)
Akkuyu Operations B.V.		6	74	—	(26)
Korea Electric Power Nigeria Ltd.		6	5	252	(39)
KEPCO Holdings de Mexico		31	13	—	(13)
KST Electric Power Group		345,416	387,121	—	(8,498)
KEPCO Energy Service Group		73	53	296	13
KEPCO Netherlands S3 B.V.		480	10	—	(88)
PT. KOMIPO Pembangkitan Jawa Bali		19,175	8,449	21,439	5,714
PT. Cirebon Power Service		1,182	277	7,256	541
KOWEPO International Corporation		2,080	34	—	(182)
KOSPO Jordan, LLC.		6,375	1,108	14,186	2,606
EWP Cebu Corporation		10,329	1,441	9,991	2,744

16.	Investments in Subsidiaries, Continued

(2)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2012
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

EWP Philippine Holdings Corporation	￦	241	6	—	(1)
EWP America Inc. (*)		117,971	87,346	44,618	(6,113)
KNF Canada Energy Limited		2,412	5	—	(38)
PT KEPCO Resource Indonesia		1,715	—	—	1
EWP Barbados 1 SRL		309,581	138	2,817	1,696
Gyeonggi Green Energy Co., Ltd.		103,342	68,991	—	(465)
PT. Tanggamus Electric Power		12,583	386	—	(3,199)
Gyeongju Wind Power Co., Ltd.		48,501	34,355	1,605	980
KOMIPO America Inc.		6,427	—	—	—
Boulder Solar Power, LLC.		8,553	6	—	(24)
KOSEP USA, INC.		30,734	249	—	(424)
Nepal Water & Energy Development Group Pty Ltd.		21,114	12,114	—	(2,901)
PT. EWP Indonesia		882	—	—	(289)
KOWEPO America, LLC.		4,517	346	—	(2,147)
KEPCO Netherlands J3 B.V.		33,138	31	—	(31)
Korea Offshore Wind Power Co., Ltd.		4,966	76	—	(37)
EWP Barbados 2 SRL		779	—	—	(614)
Global One Pioneer B.V.		71	—	—	(1)
Global Energy Pioneer B.V.		71	—	—	(1)
KOSEP Wind Power, LLC.		213	—	—	(1)
Mira Power Limited		1,841	11	—	(2)

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings PlazaII, LLC.

16.	Investments in Subsidiaries, Continued

(3)	Details of non-controlling interest prior to inter-group eliminations as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
March 31, 2013
Description	KEPCO Ilijan Corporation		Korea Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Group, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Current assets	￦	241,379	451,112	19,380	660,652	2,665	445,525	1,820,713
Non-current assets		491,601	358,028	215,894	232,534	34,817	1,305,793	2,638,667
Current liabilities		(75,956)	(263,232)	(1,348)	(470,152)	(1,845)	(318,780)	(1,131,313)
Non-current liabilities		(44,336)	(66,214)	(128)	(52,855)	(66)	(1,028,442)	(1,192,041)
Net assets		612,688	479,694	233,798	370,179	35,571	404,096	2,136,026
Book value of non-controlling interest		300,217	143,908	119,237	93,063	18,141	561,179	1,235,745
Sales		34,906	206,699	—	167,753	—	89,967	499,325
Profit (loss) for the period		21,480	18,664	(1,412)	22,243	(360)	11,835	72,450
Profit (loss) for the period attributable to non-controlling interest		10,525	5,599	(720)	5,592	(183)	4,830	25,643
Cash flows from operating activities		10,310	7,954	563	22,294	(67)	32,848	73,902
Cash flows from investing activities		31	(6,337)	(13,168)	(13,654)	(530)	(40,593)	(74,251)
Cash flows from financing activities before dividends to non-controlling interest		—	—	—	—	—	21,496	21,496
Dividends to non-controlling interest		—	—	—	—	—	(5,427)	(5,427)
Effect of exchange rate fluctuation		2,338	78	—	32	—	(765)	1,683
Net increase (decrease) of cash and cash equivalents		12,679	1,695	(12,605)	8,672	(597)	7,559	17,403

16.	Investments in Subsidiaries, Continued

(3)	Details of non-controlling interest prior to inter-group eliminations as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Description	KEPCO Ilijan Corporation		Korea Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Group, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Current assets	￦	198,537	406,455	49,216	637,560	3,702	390,147	1,685,617
Non-current assets		479,951	349,759	185,786	224,322	33,774	1,163,374	2,436,966
Current liabilities		(67,762)	(173,630)	(764)	(394,425)	(1,492)	(235,801)	(873,874)
Non-current liabilities		(41,848)	(51,044)	(92)	(41,488)	(54)	(925,458)	(1,059,984)
Net assets		568,878	531,540	234,146	425,969	35,930	392,262	2,188,725
Book value of non-controlling interest		278,750	159,462	119,414	107,089	18,324	553,471	1,236,510
Sales		146,295	1,006,609	—	785,586	—	298,479	2,236,969
Profit (loss) for the period		83,647	117,888	(4,289)	134,310	(1,404)	47,671	377,823
Profit (loss) for the period attributable to non-controlling interest		40,987	35,366	(2,188)	33,766	(716)	4,215	111,430
Cash flows from operating activities		40,173	49,350	(6,639)	23,764	125	50,305	157,078
Cash flows from investing activities		(5,455)	(24,105)	(88,471)	7,417	(310)	(147,804)	(258,728)
Cash flows from financing activities before dividends to non-controlling interest		(25,889)	(3,648)	101,502	40	—	97,177	169,182
Dividends to non-controlling interest		(12,358)	(18,222)	—	(20,425)	—	(4,249)	(55,254)
Effect of exchange rate fluctuation		(4,031)	(137)	—	(128)	—	(2,202)	(6,498)
Net increase (decrease) of cash and cash equivalents		(7,560)	3,238	6,392	10,668	(185)	(6,773)	5,780

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
March 31, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	76,193	74,587
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500	2,081,097
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	19,039
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	36,771
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		43,900	33,909
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	10,892
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	107,013
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	183,453
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	154
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	29%		57,150	41,869
Ecollite Co., Ltd.	Artificial light- weight aggregate	KOREA	29%		168	1,197
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		3,810	4,236
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,881	2,134
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,709
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638	608
Daeryun Power Co., Ltd.	Power generation and support	KOREA	20%		25,477	24,982
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	4,482
Commerce and industry energy Co., Ltd.	Power generation	KOREA	30%		8,500	5,829
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	840
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	37,551
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%		413,153	577,986
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217	20,158
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental Group	NIGERIA	15%		12	100
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	4,611
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	14,901
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	643,567
S-Power Co., Ltd.	Power generation	KOREA	40%		82,000	81,529
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		44,080	42,836
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	148
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		29	—
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		643	445
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	4
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	569
Gumi-ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	278
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	173
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	102
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%		2,978	2,789
SE Green Energy Co., Ltd.	Power generation and support	KOREA	48%		3,821	3,790
Daegu Photovoltaic Co., Ltd.	Photovoltaic power generation	KOREA	29%		1,230	1,205
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40%		800	792

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won
March 31, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29%	￦	290	425
Golden Route J Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		82	82

					1,858,516	4,069,920

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%		11,355	10,090
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	29,735
Shuweihat Asia Power Investment B.V.	Holding Group	NETHERLANDS	49%		507	94
Shuweihat Asia Operation & Maintenance Group (*6)	Maintenance of utility plant	CAYMAN	55%		30	30
Waterbury Lake Uranium L.P.	Power generation	CANADA	40%		25,839	22,497
ASM-BG Investicii AD	Power generation	BULGARIA	50%		14,731	15,355
RES Technology AD	Power generation	BULGARIA	50%		14,698	13,664
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	2,115
KEPCO SPC Power Corporation (*6)	Resources development	PHILIPPINES	75%		94,579	123,317
Canada Korea Uranium Limited Partnership (*4)	Holding Group	CANADA	13%		5,404	5,158
KEPCO Energy Resource Nigeria Limited	Power generation	NIGERIA	30%		8,463	5,758
Gansu Datang Yumen Wind Power Group Ltd.	Power generation	CHINA	40%		16,621	20,992
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928	167,992
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	10,717
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		109,743	29,224
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	845
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	303,436
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833	1,968
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100	1,958
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		127,400	125,747
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	11,489
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium sized business by proxy	KOREA	29%		290	202
Expressway Solar-light Power Generation Co., Ltd	Power generation	KOREA	29%		3,132	3,147
Yeongam F1 Solar Power Plant	Power generation	KOREA	29%		1,740	1,816
KODE NOVUS 1 LLC.	Power generation	USA	50%		19,213	17,455
KODE NOVUS 2 LLC.	Power generation	USA	49%		12,498	11,718
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	4,518
Arman Asia Electric Power Group (*6)	Power generation	JORDAN	60%		981	589
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	R&D	KOREA	51%		5,629	5,475
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	40,070
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		1,783	1,772
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34%		680	672

					1,009,013	989,615

				￦	2,867,529	5,059,535

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows, continued:

(*1)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*2)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*3)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Group holds less than 20% of the equity shares of the entity. However, the Group has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*5)	The Group holds 100% of the equity shares of the entity. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	The Group holds more than 50% of the equity shares of the entity. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period end of all associates and joint ventures ends in December, except for Pioneer Gas Power Limited.
(*8)	As of March 31, 2013, 21% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank while 29% is held by the Group. According to the shareholders’ agreement reached on March 2011, not only does the Group have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Group. In connection with this agreement, the Group applied the equity method on the investment in Hyundai Energy Co., Ltd. with 50% of ownership. (refer to note 43)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	57,360	56,007
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500	2,049,340
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	18,936
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	37,876
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		43,900	33,379
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	12,113
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	110,346
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	176,264
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	141
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%		57,150	49,463
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	29%		168	1,266
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		3,810	3,728
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,315	1,600
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,711
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638	613
Daeryun Power Co., Ltd.	Power generation and support	KOREA	20%		25,477	25,017
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	3,926
Commerce and industry energy Co., Ltd.	Power generation	KOREA	30%		8,500	7,066
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	1,089
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	36,760
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%		413,153	549,730
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217	17,022
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental Group	NIGERIA	15%		12	—
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	5,646
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	15,644
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	642,636
S-Power Co., Ltd.	Power generation	KOREA	40%		82,000	81,679
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		39,899	37,875
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		29	27
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		643	546
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	5
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	637
Gumi-ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	282
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	159
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	109
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%		2,978	2,624

					1,828,713	3,982,340

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%	￦	11,355	10,269
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	28,705
Shuweihat Asia Power Investment B.V.	Holding Group	NETHERLANDS	49%		398	—
Shuweihat Asia Operation & Maintenance Group (*6)	Maintenance of utility plant	CAYMAN	55%		30	29
Waterbury Lake Uranium L.P.	Resources development	CANADA	40%		25,839	24,906
ASM-BG Investicii AD	Power generation	BULGARIA	50%		14,731	16,024
RES Technology AD	Power generation	BULGARIA	50%		14,698	14,637
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	2,023
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579	121,737
Canada Korea Uranium Limited Partnership (*4)	Resources development	CANADA	13%		5,404	5,083
KEPCO Energy Resource Nigeria Limited	Holding Group	NIGERIA	30%		8,463	5,663
Gansu Datang Yumen Wind Power Group Ltd.	Power generation	CHINA	40%		16,621	20,381
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928	156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	10,125
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		1,357	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	814
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	293,007
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833	1,222
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100	2,056
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		98,000	96,698
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	11,563
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium sized business by proxy	KOREA	29%		290	213
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29%		3,132	3,132
Yeongam F1 Solar Power Plant	Power generation	KOREA	29%		1,740	1,673
KODE NOVUS 1 LLC.	Power generation	USA	50%		19,213	17,691
KODE NOVUS 2 LLC.	Power generation	USA	49%		12,498	11,550
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	4,844
Arman Asia Electric Power Group (*6)	Power generation	JORDAN	60%		981	687
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	R&D	KOREA	51%		5,629	5,629
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	40,000
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		1,783	1,783

					870,438	908,593

				￦	2,699,151	4,890,933

(*1)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*2)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2013 and December 31, 2012 are as follows, continued:

(*3)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Group holds less than 20% of the equity shares of the entity. However, the Group has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*5)	The Group holds 100% of the equity shares of the entity. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	The Group holds more than 50% of the equity shares of the entity. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period end of all associates and joint ventures ends in December, except for Pioneer Gas Power Limited.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Investees	March 31, 2013		December 31, 2012
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	45,521	49,066
Korea Gas Corporation		1,345,680	1,419,390
YTN Co., Ltd.		34,110	31,770
PT. Bayan Resources TBK		594,880	625,864

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won
2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	56,007	18,833	—	—	(178)	(91)	16	74,587
Korea Gas Corporation		2,049,340	—	—	(30,996)	67,566	(6,507)	1,694	2,081,097
Korea Electric Power Industrial Development Co., Ltd.		18,936	—	—	(255)	707	—	(349)	19,039
YTN Co., Ltd.		37,876	—	—	—	(2,030)	20	905	36,771
Cheongna Energy Co., Ltd.		33,379	—	—	—	530	—	—	33,909
Gangwon Wind Power Co., Ltd.		12,113	—	—	(1,988)	767	—	—	10,892
Hyundai Green Power Co., Ltd.		110,346	—	—	(8,107)	4,774	82	(82)	107,013
Korea Power Exchange		176,264	—	—	—	7,189	—	—	183,453
AMEC Partners Korea		141	—	—	—	13	—	—	154
Hyundai Energy Co., Ltd.		49,463	—	—	—	(7,594)	—	—	41,869
Ecollite Co., Ltd.		1,266	—	—	—	(69)	—	—	1,197
Taebaek Wind Power Co., Ltd.		3,728	—	—	—	508	—	—	4,236
Alternergy Philippine Investments Corporation		1,600	569	—	—	(114)	79	—	2,134
Muju Wind Power Co., Ltd.		2,711	—	—	—	(2)	—	—	2,709
Pyeongchang Wind Power Co., Ltd.		613	—	—	—	(5)	—	—	608
Daeryun Power Co., Ltd.		25,017	—	—	—	(35)	—	—	24,982
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	—	—	—	78
Changjuk Wind Power Co., Ltd.		3,926	—	—	—	556	—	—	4,482
Commerce and industry energy Co., Ltd		7,066	—	—	—	(1,237)	—	—	5,829
KNH Solar Co., Ltd.		1,089	—	—	—	(242)	(7)	—	840
SPC Power Corporation		36,760	—	—	—	(2,499)	2,429	861	37,551
Gemeng International Energy Co., Ltd.		549,730	—	—	—	5,454	22,802	—	577,986
PT. Cirebon Electric Power		17,022	—	—	—	621	635	1,880	20,158
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(271)	(295)	566	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,183)	(227)	1,410	—
Dolphin Property Limited		—	—	—	—	114	(14)	—	100
E-Power S.A.		5,646	—	—	—	(1,256)	221	—	4,611
PT Wampu Electric Power		15,644	—	—	—	(1,308)	—	565	14,901
PT. Bayan Resources TBK		642,636	—	—	—	(4,710)	6,203	(562)	643,567
S-Power Co., Ltd.		81,679	—	—	—	(154)	—	4	81,529
Pioneer Gas Power Limited		37,875	4,181	—	—	(385)	1,165	—	42,836
Eurasia Energy Holdings		—	—	—	—	114	34	—	148
Xe-Pian Xe-Namnoy Power Co., Ltd.		27	—	—	—	(28)	1	—	—
Busan Solar Co., Ltd.		546	—	—	—	(101)	—	—	445
Hadong Mineral Fiber Co., Ltd.		5	—	—	—	—	—	(1)	4
Green Biomass Co., Ltd.		637	—	—	—	(68)	—	—	569
Gumi-ochang Photovoltaic Power Co., Ltd.		282	—	—	—	(4)	—	—	278
Chungbuk Photovoltaic Power Co., Ltd.		159	—	—	—	14	—	—	173
Cheonan Photovoltaic Power Co., Ltd.		109	—	—	—	(7)	—	—	102
PT. Mutiara Jawa		2,624	—	—	—	89	76	—	2,789
SE Green Energy Co., Ltd.		—	3,821	—	—	(13)	(18)	—	3,790
Daegu Photovoltaic Co., Ltd.		—	1,230	—	—	(25)	—	—	1,205
Jeongam Wind Power Co., Ltd.		—	800	—	—	(8)	—	—	792
Korea Power Engineering Service Co., Ltd.		—	290	—	—	135	—	—	425
Golden Route J Solar Power Co., Ltd.		—	82	—	—	—	—	—	82

		3,982,340	29,806	—	(41,346)	65,625	26,588	6,907	4,069,920

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Joint ventures>
KEPCO-Uhde Inc.	￦	10,269	—	—	—	(182)	—	3	10,090
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,705	—	—	—	(155)	1,185	—	29,735
Shuweihat Asia Power Investment B.V.		—	109	—	—	(15)	9	(9)	94
Shuweihat Asia Operation & Maintenance Group		29	—	—	—	—	1	—	30
Waterbury Lake Uranium L.P.		24,906	—	—	—	—	386	(2,795)	22,497
ASM-BG Investicii AD		16,024	—	—	—	(766)	97	—	15,355
RES Technology AD		14,637	—	—	—	(1,062)	89	—	13,664
KV Holdings, Inc.		2,023	—	—	—	(1)	93	—	2,115
KEPCO SPC Power Corporation		121,737	—	—	—	1,714	4,825	(4,959)	123,317
Canada Korea Uranium Limited Partnership		5,083	—	—	—	—	—	75	5,158
KEPCO Energy Resource Nigeria Limited		5,663	—	—	—	(34)	129	—	5,758
Gansu Datang Yumen Wind Power Group Ltd.		20,381	—	—	—	(220)	831	—	20,992
Datang Chifeng Renewable Power Co., Ltd.		156,449	—	—	—	4,956	6,571	16	167,992
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,125	—	—	—	171	421	—	10,717
Rabigh Electricity Company (*)		—	108,385	—	—	2,325	(3,569)	(77,917)	29,224
Rabigh Operation & Maintenance Company		814	—	—	—	—	31	—	845
Jamaica Public Service Company Limited		293,007	—	—	—	(767)	17,686	(6,490)	303,436
KW Nuclear Components Co., Ltd.		1,222	—	—	(457)	1,203	—	—	1,968
Busan shinho Solar power Co., Ltd.		2,056	—	—	—	(98)	—	—	1,958
STX Electric Power Co., Ltd.		96,698	29,400	—	—	(210)	(141)	—	125,747
YEONGAM Wind Power Co., Ltd.		11,563	—	—	—	(74)	—	—	11,489
Global Trade Of Power System Co., Ltd		213	—	—	—	(11)	—	—	202
Expressway Solar-light Power Generation Co., Ltd.		3,132	—	—	—	27	(12)	—	3,147
Yeongam F1 Solar Power Plant		1,673	—	—	—	143	—	—	1,816
KODE NOVUS 1 LLC.		17,691	—	—	—	(715)	479	—	17,455
KODE NOVUS 2 LLC.		11,550	—	—	—	(267)	435	—	11,718
Daejung Offshore Wind Power Co., Ltd.		4,844	—	—	—	(124)	—	(202)	4,518
Arman Asia Electric Power Group		687	—	—	—	(120)	23	(1)	589
KEPCO-ALSTOM Power Electronics Systems, Inc.		5,629	—	—	—	(154)	—	—	5,475
Dongbu Power Dangjin Corporation		40,000	—	—	—	70	—	—	40,070
Honam Wind Power Co., Ltd.		1,783	—	—	—	(11)	—	—	1,772
Seokmun Energy Co., Ltd.		—	679	—	—	(7)	—	—	672

		908,593	138,573	—	(457)	5,616	29,569	(92,279)	989,615

	￦	4,890,933	168,379	—	(41,803)	71,241	56,157	(85,372)	5,059,535

(*)	During the three-month period ended March 31, 2013, part of loans to Rabigh Electricity Company was converted to equity, causing the investment to increase by ￦108,385 million.

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2012
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	11,621	45,060	—	—	(316)	(343)	(15)	56,007
Korea Gas Corporation		1,968,886	—	—	(14,364)	89,689	5,697	(568)	2,049,340
Korea Electric Power Industrial Development Co., Ltd.		20,968	—	—	(2,467)	788	—	(353)	18,936
YTN Co., Ltd.		36,977	—	—	(225)	1,454	(10)	(320)	37,876
Cheongna Energy Co., Ltd.		24,576	13,900	—	—	(5,097)	—	—	33,379
Gang won Wind Power Co., Ltd.		10,112	—	—	(852)	2,682	171	—	12,113
Hyundai Green Power Co., Ltd.		84,109	24,650	—	(11,014)	12,601	42	(42)	110,346
Korea Power Exchange		163,041	—	—	—	13,223	—	—	176,264
AMEC Partners Korea		176	—	—	—	(35)	—	—	141
Hyundai Energy Co., Ltd.		53,281	—	—	—	(3,758)	—	(60)	49,463
Ecollite Co., Ltd.		1,219	—	—	—	(283)	330	—	1,266
Taebaek Wind Power Co., Ltd.		3,680	—	—	—	48	—	—	3,728
Alternergy Philippine Investments Corporation		1,078	1,052	—	—	(498)	(32)	—	1,600
Muju Wind Power Co., Ltd.		2,735	—	—	—	(24)	—	—	2,711
Pyeongchang Wind Power Co., Ltd.		627	—	—	—	(14)	—	—	613
Daeryun Power Co., Ltd.		20,227	4,687	—	—	127	(24)	—	25,017
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	—	—	—	78
Changjuk Wind Power Co., Ltd.		3,749	—	—	—	177	—	—	3,926
Commerce and industry energy Co., Ltd.		8,497	—	—	—	(1,431)	—	—	7,066
Gyeongju Wind Power Co., Ltd.		1,430	—	—	—	—	—	(1,430)	—
KNH Solar Co., Ltd.		1,295	—	—	—	(206)	—	—	1,089
SPC Power Corporation		37,660	—	—	(1,512)	1,035	(617)	194	36,760
Gemeng International Energy Co., Ltd.		555,104	—	—	—	27,918	(33,292)	—	549,730
PT. Cirebon Electric Power		15,513	—	—	—	4,253	(1,502)	(1,242)	17,022
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	1,286	650	(1,936)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,915	565	(2,480)	—
Dolphin Property Limited		—	—	—	—	64	17	(81)	—
E-Power S.A		3,967	—	—	(96)	2,083	(308)	—	5,646
PT Wampu Electric Power		16,452	1,558	—	—	(1,173)	—	(1,193)	15,644
PT. Bayan Resources TBK		671,096	—	—	(15,594)	(449)	(11,946)	(471)	642,636
S-Power Co., Ltd.		—	82,000	—	—	(57)	(260)	(4)	81,679
Pioneer Gas Power Limited		—	39,899	—	—	—	(2,024)	—	37,875
Eurasia Energy Holdings		—	461	—	—	(461)	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		—	29	—	—	—	(2)	—	27
Busan Solar Co., Ltd.		—	643	—	—	(97)	—	—	546
Hadong Mineral Fiber Co., Ltd.		—	50	—	—	(45)	—	—	5
Green Biomass Co., Ltd.		—	714	—	—	(77)	—	—	637
Gumi-ochang Photovoltaic Power Co., Ltd.		—	288	—	—	(6)	—	—	282
Chungbuk Photovoltaic Power Co., Ltd		—	166	—	—	(7)	—	—	159
Cheonan Photovoltaic Power Co., Ltd		—	122	—	—	(13)	—	—	109
PT. Mutiara Jawa		—	2,978	—	—	(110)	(244)	—	2,624

		3,718,154	218,257	—	(46,124)	145,186	(43,132)	(10,001)	3,982,340

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
2012
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Joint ventures>
KEPCO-Uhde Inc.	￦	11,172	—	—	—	(894)	—	(9)	10,269
Eco Biomass Energy Sdn. Bhd.		9,783	—	—	—	(2,064)	1,263	(8,982)	—
Datang Chaoyang Renewable Power Co., Ltd.		29,971	—	—	(2,479)	1,905	(1,702)	1,010	28,705
Shuweihat Asia Power Investment B.V.		—	114	—	—	(98)	(16)	—	—
Shuweihat Asia Operation & Maintenance Group		—	—	—	—	30	(1)	—	29
Waterbury Lake Uranium L.P.		21,691	4,053	—	—	—	(667)	(171)	24,906
ASM-BG Investicii AD		14,921	—	—	—	2,765	(1,662)	-	16,024
RES Technology AD		14,563	—	—	—	1,298	(1,224)	—	14,637
KV Holdings, Inc.		2,044	—	—	(89)	79	(11)	—	2,023
Kings Plaza JV, LLC		8,651	—	(9,150)	—	499	—	—	—
KEPCO SPC Power Corporation		98,943	—	—	—	24,591	(1,875)	78	121,737
Canada Korea Uranium Limited Partnership		5,348	—	—	—	(12)	—	(253)	5,083
KEPCO Energy Resource Nigeria Limited		6,056	—	—	—	(186)	(207)	—	5,663
Gansu Datang Yumen Wind Power Group Ltd.		22,368	—	—	—	(715)	(1,272)	—	20,381
Datang Chifeng Renewable Power Co., Ltd.		183,455	—	—	(22,561)	3,077	(10,225)	2,703	156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		6,931	—	—	—	633	(1,488)	4,049	10,125
Rabigh Electricity Company		—	—	—	—	6,143	(32,009)	25,866	—
Rabigh Operation & Maintenance Company		137	—	—	—	722	(45)	—	814
Jamaica Public Service Company Limited		311,750	—	—	(2,216)	3,680	46	(20,253)	293,007
KW Nuclear Components Co., Ltd.		—	—	—	—	1,222	—	—	1,222
Busan shinho Solar power Co., Ltd.		2	2,098	—	—	(44)	—	—	2,056
STX Electric Power Co., Ltd.		19,416	78,400	—	—	(741)	(377)	—	96,698
YEONGAM Wind Power Co., Ltd.		—	11,583	—	—	(20)	—	—	11,563
Global Trade Of Power System Co., Ltd		—	290	—	—	(77)	—	—	213
Expressway Solar-light Power Generation Co., Ltd		—	3,132	—	—	—	—	—	3,132
Yeongam F1 Solar Power Plant		—	1,740	—	—	(67)	—	—	1,673
KODE NOVUS 1 LLC.		—	19,213	—	—	(485)	(1,037)	—	17,691
KODE NOVUS 2 LLC.		—	12,498	—	—	(189)	(759)	—	11,550
Daejung Offshore Wind Power Co., Ltd.		—	4,990	—	—	(146)	—	—	4,844
Arman Asia Electric Power Group		—	981	—	—	(232)	(62)	—	687
KEPCO-ALSTOM Power Electronics Systems, Inc.		—	5,629	—	—	—	—	—	5,629
Dongbu Power Dangjin Corporation		—	40,000	—	—	—	—	—	40,000
Honam Wind Power Co., Ltd.		—	1,783	—	—	—	—	—	1,783

		767,202	186,504	(9,150)	(27,345)	40,674	(53,330)	4,038	908,593

	￦	4,485,356	404,761	(9,150)	(73,469)	185,860	(96,462)	(5,963)	4,890,933

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows:

In millions of won
March 31, 2013
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	187,965	32,229	9	(653)
Korea Gas Corporation		41,666,354	33,158,191	12,015,861	276,231
Korea Electric Power Industrial Development Co., Ltd.		130,758	65,108	58,792	3,072
YTN Co., Ltd.		349,688	178,087	24,515	(4,144)
Cheongna Energy Co., Ltd.		445,540	374,185	19,260	1,923
Gangwon Wind Power Co., Ltd.		138,046	65,757	11,468	7,986
Hyundai Green Power Co., Ltd.		1,059,567	690,557	82,089	18,737
Korea Power Exchange		202,525	19,071	21,624	5,590
AMEC Partners Korea		1,233	420	367	69
Hyundai Energy Co., Ltd.		534,757	448,551	6,654	(14,880)
Ecollite Co., Ltd.		4,945	779	—	(229)
Taebaek Wind Power Co., Ltd.		54,418	37,474	3,287	1,721
Alternergy Philippine Investments Corporation		4,274	8	—	(228)
Muju Wind Power Co., Ltd.		10,836	—	—	(6)
Pyeongchang Wind Power Co., Ltd.		2,435	2	—	(22)
Daeryun Power Co., Ltd.		478,855	352,681	—	450
JinanJangsu Wind Power Co., Ltd.		310	—	—	—
Changjuk Wind Power Co., Ltd.		45,984	31,043	2,801	1,429
Commerce and industry energy Co., Ltd.		101,173	82,049	4,944	(1,181)
KNH Solar Co., Ltd.		29,488	25,752	651	(272)
SPC Power Corporation		104,559	9,584	1,860	470
Gemeng International Energy Co., Ltd.		6,082,602	4,382,644	386,464	20,742
PT. Cirebon Electric Power		1,022,615	949,306	62,057	2,257
KNOC Nigerian East Oil Co., Ltd.		244,231	299,622	—	(1,720)
KNOC Nigerian West Oil Co., Ltd.		145,928	197,388	—	(1,536)
Dolphin Property Limited		6,171	8,653	23	(272)
E-Power S.A.		82,018	69,950	14,753	2,228
PT Wampu Electric Power		93,546	61,152	—	(2,843)
PT. Bayan Resources TBK		1,868,261	1,282,084	225,533	6,633
S-Power Co., Ltd.		212,470	8,649	—	(48)
Pioneer Gas Power Limited		80,327	17,125	—	—
Eurasia Energy Holdings		3,930	3,559	1,094	(848)
Xe-Pian Xe-Namnoy Power Co., Ltd.		26,342	26,593	6	(107)
Busan Solar Co., Ltd.		18,105	15,564	291	(190)
Hadong Mineral Fiber Co., Ltd.		17	—	—	2
Green Biomass Co., Ltd.		7,701	6,027	—	(201)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,401	17,619	676	(43)
Chungbuk Photovoltaic Power Co., Ltd.		7,571	5,849	155	(103)
Cheonan Photovoltaic Power Co., Ltd.		5,767	4,738	88	(221)
PT. Mutiara Jawa		9,383	4	—	(55)
SE Green Energy Co., Ltd.		8,252	319	—	(27)
Daegu Photovoltaic Co., Ltd.		4,173	18	—	(28)
Jeongam Wind Power Co., Ltd.		1,979	—	—	(21)
Korea Power Engineering Service Co., Ltd.		1,518	54	561	464
Golden Route J Solar Power Co., Ltd.		5,946	5,129	—	—

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
March 31, 2013
Investees	Total assets	Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	16,049	763	—	(276)
Eco Biomass Energy Sdn. Bhd.	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.	186,769	112,431	4,783	415
Shuweihat Asia Power Investment B.V.	227	36	—	(15)
Shuweihat Asia Operation & Maintenance Group	211	156	—	—
Waterbury Lake Uranium L.P.	63,877	400	—	—
ASM-BG Investicii AD	100,403	69,693	2,220	(885)
RES Technology AD	96,674	69,344	1,474	(1,737)
KV Holdings, Inc.	5,288	—	—	797
KEPCO SPC Power Corporation	569,750	364,223	41,452	10,687
Canada Korea Uranium Limited Partnership	41,565	42	—	—
KEPCO Energy Resource Nigeria Limited	25,320	6,126	—	(151)
Gansu Datang Yumen Wind Power Group Ltd.	123,837	71,532	2,748	(381)
Datang Chifeng Renewable Power Co., Ltd.	980,748	560,782	31,913	9,098
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	82,321	55,527	2,173	432
Rabigh Electricity Company	2,669,825	2,596,763	57,358	7,787
Rabigh Operation & Maintenance Company	4,517	2,404	—	—
Jamaica Public Service Company Limited	1,171,781	751,249	—	(1,918)
KW Nuclear Components Co., Ltd.	26,815	22,443	4,653	2,419
Busan shinho Solar power Co., Ltd.	55,659	47,869	683	(685)
STX Electric Power Co., Ltd.	260,107	3,480	—	(428)
YEONGAM Wind Power Co., Ltd.	34,732	11,284	—	(11)
Global Trade Of Power System Co., Ltd.	705	10	192	(16)
Expressway Solar-light Power Generation Co., Ltd.	16,628	5,776	—	133
Yeongam F1 Solar Power Plant	11,466	5,201	422	495
KODE NOVUS 1 LLC.	125,212	99,767	477	(2,065)
KODE NOVUS 2 LLC.	67,291	43,376	345	(546)
Daejung Offshore Wind Power Co., Ltd.	9,069	14	—	(250)
Arman Asia Electric Power Group	291,669	290,687	—	(275)
KEPCO-ALSTOM Power Electronics Systems, Inc.	10,794	58	—	(243)
Dongbu Power Dangjin Corporation	95,343	734	—	(743)
Honam Wind Power Co., Ltd.	10,233	4,402	—	(37)
Seokmun Energy Co., Ltd.	1,984	3	—	(20)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Total assets	Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	148,814	31,645	5	(707)
Korea Gas Corporation	40,631,086	32,252,753	35,714,565	366,675
Korea Electric Power Industrial Development Co., Ltd.	125,614	60,319	250,183	1,822
YTN Co., Ltd.	345,862	169,119	124,276	5,735
Cheongna Energy Co., Ltd.	446,396	376,358	31,125	(11,556)
Gangwon Wind Power Co., Ltd.	145,628	65,203	34,342	18,770
Hyundai Green Power Co., Ltd.	952,240	572,151	283,539	43,555
Korea Power Exchange	189,548	13,284	82,667	14,308
AMEC Partners Korea	1,119	375	1,045	(181)
Hyundai Energy Co., Ltd.	201,781	92,109	—	—
Ecollite Co., Ltd.	5,283	880	—	(878)
Taebaek Wind Power Co., Ltd.	51,901	36,988	3,849	194
Alternergy Philippine Investments Corporation	3,207	8	—	(899)
Muju Wind Power Co., Ltd.	10,843	—	—	(96)
Pyeongchang Wind Power Co., Ltd.	2,455	1	—	(53)
Daeryun Power Co., Ltd.	366,059	240,264	—	(559)
JinanJangsu Wind Power Co., Ltd.	310	—	—	—
Changjuk Wind Power Co., Ltd.	40,922	27,835	1,749	591
Commerce and industry energy Co., Ltd.	101,001	77,685	14,075	(4,083)
KNH Solar Co., Ltd.	30,665	26,657	1,385	(764)
SPC Power Corporation	104,886	8,150	11,851	6,131
Gemeng International Energy Co., Ltd.	5,234,058	3,617,205	1,575,590	75,650
PT. Cirebon Electric Power	1,009,607	947,711	159,655	15,462
KNOC Nigerian East Oil Co., Ltd.	239,810	291,330	—	(7,636)
KNOC Nigerian West Oil Co., Ltd.	145,322	187,148	—	(6,704)
Dolphin Property Limited	6,264	9,415	506	(101)
E-Power S.A.	73,829	58,312	60,416	6,931
PT Wampu Electric Power	80,850	46,842	—	(2,549)
PT. Bayan Resources TBK	1,976,368	1,407,518	1,645,400	76,426
S-Power Co., Ltd.	205,853	1,985	—	(142)
Pioneer Gas Power Limited	65,000	16,371	—	—
Eurasia Energy Holdings	3,421	3,562	—	(1,275)
Xe-Pian Xe-Namnoy Power Co., Ltd.	13,539	13,432	—	—
Busan Solar Co., Ltd.	12,991	10,233	444	(492)
Hadong Mineral Fiber Co., Ltd.	19	—	—	(181)
Green Biomass Co., Ltd.	8,034	6,160	—	(226)
Gumi-ochang Photovoltaic Power Co., Ltd.	20,136	17,316	1,314	(60)
Chungbuk Photovoltaic Power Co., Ltd.	8,599	7,014	302	(77)
Cheonan Photovoltaic Power Co., Ltd.	6,252	5,154	173	(121)
PT. Mutiara Jawa	9,068	16	—	(380)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Total assets	Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	16,063	504	—	(1,354)
Eco Biomass Energy Sdn. Bhd.	17,494	3,888	—	—
Datang Chaoyang Renewable Power Co., Ltd.	195,746	123,983	19,117	5,179
Shuweihat Asia Power Investment B.V.	65	65	—	(189)
Shuweihat Asia Operation & Maintenance Group	70	17	—	(45)
Waterbury Lake Uranium L.P.	62,885	621	—	—
ASM-BG Investicii AD	99,485	67,437	15,453	3,551
RES Technology AD	98,036	68,762	9,428	(704)
KV Holdings, Inc.	5,057	—	—	198
KEPCO SPC Power Corporation	527,718	333,972	159,412	33,100
Canada Korea Uranium Limited Partnership	40,866	41	—	(10)
KEPCO Energy Resource Nigeria Limited	24,732	5,855	—	(898)
Gansu Datang Yumen Wind Power Group Ltd.	125,198	74,422	9,619	(1,789)
Datang Chifeng Renewable Power Co., Ltd.	945,001	553,772	103,162	10,445
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	70,554	45,241	4,046	1,586
Rabigh Electricity Company	2,383,131	2,579,352	6,479	44,518
Rabigh Operation & Maintenance Company	4,350	2,315	9,002	1,810
Jamaica Public Service Company Limited	1,167,350	761,650	1,286,441	19,694
KW Nuclear Components Co., Ltd.	25,540	22,824	8,990	3,560
Busan shinho Solar power Co., Ltd.	35,324	27,140	—	(176)
STX Electric Power Co., Ltd.	203,754	6,411	—	(1,490)
YEONGAM Wind Power Co., Ltd.	23,470	—	—	(58)
Global Trade Of Power System Co., Ltd.	754	20	—	(266)
Expressway Solar-light Power Generation Co., Ltd.	12,451	1,650	—	1
Yeongam F1 Solar Power Plant	55,011	49,241	—	(230)
KODE NOVUS 1 LLC.	122,061	95,603	166	(1,222)
KODE NOVUS 2 LLC.	87,303	63,731	—	(387)
Daejung Offshore Wind Power Co., Ltd.	9,750	42	—	(292)
Arman Asia Electric Power Group	55,119	53,973	—	(386)
KEPCO-ALSTOM Power Electronics Systems, Inc.	11,473	435	—	—
Dongbu Power Dangjin Corporation	94,967	532	—	(3,942)
Honam Wind Power Co., Ltd.	9,112	3,243	—	(72)

(5)	As of March 31, 2013, there is no unrecognized equity interest to investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses.

(6)	As of March 31, 2013, unrecognized commitment that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

KEPCO Shanxi International Ltd., a consolidated subsidiary of the Group, established a consortium with two other investors, Deutche Capital Hongkong Ltd. and Shanxi International Energy Group Co., Ltd. with the Group’s percentage of ownership of the consortium being 34%. This consortium, in order for business in Chinese power generating industry, established Gemeng International Energy Co., Ltd., which is an associate of the Group with the Group’s percentage of ownership being 34%. KEPCO Shanxi International Ltd. has entered an agreement that if Gemeng International Co., Ltd. fails to be listed within 5 years after the initial capital paid in, Deutche Capital HongKong Ltd can require KEPCO Shanxi International Ltd. to acquire or recommend 3rd party to acquire its own investment in Gemeng International Co., Ltd. at the investment principal of USD 106,861,924 with an interest of 3M Libor-0.25% during the period from July 10m 2012 to July 9, 2014. As of March 31, 2013, this agreement is guaranteed by the Group.

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of March 31, 2013, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(ii)	Eco Biomass Energy Sdn. Bhd.

Eco Biomass Energy Sdn. Bhd., issued put options on preferred stock to its financial investors. An agreement was made between financial investors and shareholders that if Eco Biomass Energy Sdn. Bhd., the first obligator, fails to accept the put options when exercised, all shareholders of Eco Biomass Energy Sdn. Bhd., should fulfill their obligation as the second obligators and acquire the preferred stock from financial investors in proportion to each shareholder’s percentage of ownership up to ￦4,050 million.

(iii)	Hyundai Energy Co., Ltd.

As of March 31, 2013, Hyundai Energy Co., Ltd., an associate of the Group, which engages in the integrated energy business, carries long-term borrowings for project financing amounting to ￦450 billion from Korea Development Bank (“KDB”) and others. In connection with these borrowings, the Group pledged its investment securities in Hyundai Energy Co., Ltd. to secure the long-term borrowings amounting to W390 billion on behalf of its investee. In addition, the Group has placed guarantees for the business performance of Hyundai Energy Co., Ltd., and has a payment guarantee in relation to the repayment of the principal and interest in arrears of unsubordinated borrowings amounting to ￦60 billion.

Related to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd., has entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Group has placed guarantees for a fixed return on investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. have a right, which can be exercised for 30 days from two month to one month prior to 17th year after the termination date of the contract the termination date of the contract, to sell their shares to the Group. If dividends to shareholders exceed annual revenue, the exceeding amount shall be evenly distributed to Yeocheon TPL Co., Ltd. and the Company.

(iv)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(vi)	Daeryun Power Co., Ltd.

All Shareholders of Daeryun Power Co., Ltd. except for POSCO Construction Co., Ltd., have agreed to acquire the shares held by POSCO Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder’s percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the Group, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Construction Co., Ltd.’s investment, which amounts to ￦6,054 million.

(vii)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders except for financial investors decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of March 31, 2013, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(viii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Group is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	￦	13,558,359	(3,124)	—	—	13,555,235
Buildings		12,250,675	(43,770)	(3,683,288)	(853)	8,522,764
Structures		50,244,474	(180,704)	(12,910,586)	(1,183)	37,152,001
Machinery		43,186,743	(102,897)	(10,884,558)	(12,390)	32,186,898
Ships		5,011	—	(3,317)	—	1,694
Vehicles		179,953	(117)	(139,758)	—	40,078
Equipment		801,366	(852)	(634,591)	—	165,923
Tools		672,475	(158)	(550,097)	—	122,220
Construction-in- progress		23,541,349	(93,456)	—	—	23,447,893
Finance lease assets		2,385,257	—	(1,553,684)	—	831,573
Asset retirement cost		7,701,277	—	(1,848,189)	—	5,853,088
Others		7,358,907	—	(5,245,192)	—	2,113,715

	￦	161,885,846	(425,078)	(37,453,260)	(14,426)	123,993,082

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	￦	13,504,739	(3,106)	—	—	13,501,633
Buildings		12,093,805	(44,387)	(3,538,059)	(853)	8,510,506
Structures		49,877,698	(177,173)	(12,462,959)	(1,183)	37,236,383
Machinery		42,782,904	(105,112)	(10,087,349)	(11,229)	32,579,214
Ships		5,011	—	(3,225)	—	1,786
Vehicles		173,373	(128)	(136,128)	—	37,117
Equipment		801,679	(922)	(618,524)	—	182,233
Tools		659,851	(192)	(537,720)	—	121,939
Construction-in- progress		21,279,062	(94,676)	—	—	21,184,386
Finance lease assets		2,385,238	—	(1,521,561)	—	863,677
Asset retirement cost		7,720,913	—	(1,757,747)	—	5,963,166
Others		7,286,289	—	(5,092,189)	—	2,194,100

	￦	158,570,562	(425,696)	(35,755,461)	(13,265)	122,376,140

(*)	The Group separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment during the replacement.

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month periods ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,501,633	15,507	(17,041)	—	55,136	13,555,235
Buildings		8,510,506	107	(2,059)	(142,937)	157,147	8,522,764
Structures		37,236,383	246	(50,107)	(482,700)	448,179	37,152,001
Machinery		32,579,214	33,159	(21,339)	(806,094)	401,958	32,186,898
Ships		1,786	—	—	(92)	—	1,694
Vehicles		37,117	610	—	(4,516)	6,867	40,078
Equipment		182,233	4,354	(63)	(20,844)	243	165,923
Tools		121,939	5,306	(64)	(13,578)	8,617	122,220
Construction-in- progress		21,184,386	3,191,888	—	—	(928,381)	23,447,893
Finance lease assets		863,677	—	(7,456)	(36,797)	12,149	831,573
Asset retirement cost		5,963,166	—	—	(150,375)	40,297	5,853,088
Others		2,194,100	703	—	(154,586)	73,498	2,113,715

	￦	122,376,140	3,251,880	(98,129)	(1,812,519)	275,710	123,993,082

In millions of won	2012
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,158,742	151,350	(3,580)	—	195,121	13,501,633
Buildings		8,152,423	12,350	(7,055)	(560,069)	912,857	8,510,506
Structures		36,528,004	712	(297,660)	(1,883,418)	2,888,745	37,236,383
Machinery		30,011,098	352,216	(101,987)	(3,328,844)	5,646,731	32,579,214
Ships		1,240	—	(6)	(294)	846	1,786
Vehicles		38,217	3,526	(49)	(16,701)	12,124	37,117
Equipment		172,458	43,291	(760)	(86,330)	53,574	182,233
Tools		116,455	26,159	(78)	(54,655)	34,058	121,939
Construction-in- progress		19,911,800	10,841,215	—	—	(9,568,629)	21,184,386
Finance lease assets		992,200	—	—	(128,451)	(72)	863,677
Asset retirement cost		1,725,446	—	—	(291,867)	4,529,587	5,963,166
Others		1,576,798	16,015	—	(551,747)	1,153,034	2,194,100

	￦	112,384,881	11,446,834	(411,175)	(6,902,376)	5,857,976	122,376,140

19.	Investment Properties

(1)	Investment properties as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	527,352	—	—	—	527,352
Buildings		39,023	(241)	(15,562)	—	23,220

	￦	566,375	(241)	(15,562)	—	550,572

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	564,195	—	—	—	564,195
Buildings		42,460	(243)	(16,189)	—	26,028

	￦	606,655	(243)	(16,189)	—	590,223

(2)	Changes in investment properties for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	564,195	—	—	—	—	(36,843)	527,352
Buildings		26,028	—	—	(226)	—	(2,582)	23,220

	￦	590,223	—	—	(226)	—	(39,425)	550,572

In millions of won	2012
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	498,280	—	—	—	—	65,915	564,195
Buildings		18,869	—	—	(974)	—	8,133	26,028

	￦	517,149	—	—	(974)	—	74,048	590,223

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012

Rental income	￦	1,960	2,160
Operating and maintenance expenses (related to investment property which incurs rental income)		(226)	(231)

		1,734	1,929

(4)	Fair value of investment properties as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Book value		Fair value	Book value	Fair value

Land	￦	527,352	555,680	564,195	596,197
Buildings		23,220	24,018	26,028	26,918

	￦	550,572	579,698	590,223	623,115

As of January 1, 2010, K-IFRS date adoption, the Group assessed the fair value of its’ investment property by using an independent third party. The independent third party has adequate experiences and qualifications to assess investment properties in Republic of Korea. The independent third party used benchmarking methods considering the economic value and similar other properties in the market. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly notified individual land price after the K- IFRS adoption date.

(5)	All of the Group’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction contracts for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	20,359,685	544,195	(315,679)	20,588,201
Kazakhstan EPC and others		607,230	140,628	(90,101)	657,757

	￦	20,966,915	684,823	(405,780)	21,245,958

(*)	For the three-month period ended March 31, 2013, the increased balance of contracts from new orders and other is ￦136,917 million and the increased balance of contracts from changes in size of construction is ￦547,906 million.

In millions of won	2012
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	22,689,640	(839,900)	(1,490,055)	20,359,685
Kazakhstan EPC and others		864,937	108,283	(365,990)	607,230

	￦	23,554,577	(731,617)	(1,856,045)	20,966,915

(*)	For the year ended December 31, 2012, the increased balance of contracts from new orders and others is ￦201,823 million and the decreased balance of contracts from changes in size of construction is ￦933,440 million.

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Group’s construction as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts	Retention

Nuclear power plant construction in UAE	￦	3,574,536	3,376,670	197,866	—	—
Kazakhstan EPC and others		711,697	656,698	54,999	3,435	—

	￦	4,286,233	4,033,368	252,865	3,435	—

In millions of won	December 31, 2012
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts	Retention

Nuclear power plant construction in UAE	￦	3,258,857	3,090,859	167,998	—	—
Kazakhstan EPC and others		629,980	592,340	37,640	541	—

	￦	3,888,837	3,683,199	205,638	541	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE	￦	—	451,527	—	464,489
Kazakhstan EPC and others		104,441	14,049	136,760	11,085

	￦	104,441	465,576	136,760	475,574

(*1)	Accounted for as trade receivables in the Group’s financial statements.
(*2)	Accounted for as advance received in the Group’s financial statements.

21.	Intangible Assets

(1)	Intangible assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	318,136	(223)	(242,562)	—	75,351

Licenses and franchises		3,398	—	(2,715)	—	683

Copyrights, patents rights and other industrial rights		26,447	—	(4,955)	—	21,492

Mining rights		559,716	—	(4,921)	—	554,795

Development expenditures		693,854	(10,851)	(619,691)	—	63,312

Intangible assets under development		52,328	(9,782)	—	—	42,546

Usage rights of donated assets and other		372,145	(61)	(302,013)	—	70,071

Leasehold rights		19,112	—	(18,274)	—	838

Others		149,748	(1)	(59,222)	(12,436)	78,089

	￦	2,194,884	(20,918)	(1,254,353)	(12,436)	907,177

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	319,044	(198)	(235,675)	—	83,171

Licenses and franchises		3,398	—	(2,554)	—	844

Copyrights, patents rights and other industrial rights		20,621	—	(4,140)	—	16,481

Mining rights		530,169	—	(4,363)	—	525,806

Development expenditures		691,918	(12,371)	(611,229)	—	68,318

Intangible assets under development		44,316	(7,305)	—	—	37,011

Usage rights of donated assets and other		372,145	(64)	(299,802)	—	72,279

Leasehold rights		19,112	—	(18,265)	—	847

Others		148,738	(1)	(57,244)	(12,436)	79,057

	￦	2,149,461	(19,939)	(1,233,272)	(12,436)	883,814

21.	Intangible Assets, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	83,171	1,700	—	(10,210)	—	690	75,351

Licenses and franchises		844	—	—	(161)	—	—	683

Copyrights, patents rights and other industrial rights		16,481	275	—	(404)	—	5,140	21,492

Mining rights		525,806	7,015	—	(424)	—	22,398	554,795

Development expenditures		68,318	608	—	(6,949)	—	1,335	63,312

Intangible assets under development		37,011	9,289	—	—	(2)	(3,752)	42,546

Usage rights of donated assets and other		72,279	—	—	(2,196)	—	(12)	70,071

Leasehold rights		847	—	—	(9)	—	—	838

Others		79,057	523	—	(1,729)	—	238	78,089

	￦	883,814	19,410	—	(22,082)	(2)	26,037	907,177

In millions of won	2012
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	93,071	7,214	(3)	(38,548)	—	21,437	83,171

Licenses and franchises		1,487	—	—	(643)	—	—	844

Copyrights, patents rights and other industrial rights		4,075	2,356	(294)	(634)	(6)	10,984	16,481

Mining rights		470,882	22,510	—	(4,188)	—	36,602	525,806

Development expenditures		72,508	2,463	—	(33,621)	—	26,968	68,318

Intangible assets under development		45,903	28,580	—	—	(13)	(37,459)	37,011

Usage rights of donated assets and other		79,979	—	—	(8,812)	—	1,112	72,279

Leasehold rights		880	—	—	(34)	—	1	847

Others		79,924	4,592	(2,311)	(6,880)	(440)	4,172	79,057

	￦	848,709	67,715	(2,608)	(93,360)	(459)	63,817	883,814

21.	Intangible Assets, Continued

(3)	Significant specific intangible assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won and thousands of Australian dollar

March 31, 2013
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system	KRW	13,430	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,000	4 years and 6 months
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenditures	Development of manufacturing technology Zircaloy tube	KRW	1,845	9 months
Development expenditures	KOSPO Evolutionary Efficient & Powerful System (KEEPS)	KRW	10,555	4 years and 3 months
Development expenditures	Development of maintenance system for utility plant	KRW	2,270	4 years and 8 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	6,982	4 years and 7 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	50,370	8 years and 9 months
Others	Shingwangju electricity supply facility usage right	KRW	4,146	6 years and 2 months
Others	Sillim electricity supply facility usage right	KRW	3,870	8 years and 8 months

In millions of won and thousands of Australian dollar

December 31, 2012
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system	KRW	13,417	5 months ~ 3 years and 2 months
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenditures	Development of manufacturing technology Zircaloy tube	KRW	2,460	1 year
Development expenditures	WH type improved nuclear fuel	KRW	532	3 months
Development expenditures	KOSPO Evolutionary Efficient & Powerful System (KEEPS)	KRW	11,367	4 years and 6 months
Intangible assets under development	Smart technology verification and standard design project conducting right	KRW	2,816	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) Sharing charge	KRW	7,363	4 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	51,944	9 years
Others	Shingwangju electricity supply facility usage right	KRW	4,314	6 years and 5 months

21.	Intangible Assets, Continued

(4)	For the three-month periods ended March 31, 2013 and 2012, the Group recognized research and development expenses of ￦118,551 million and ￦109,781 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of March 31, 2013 and the December 31, 2012 are as follows

In millions of won	March 31, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Trade payables	￦	3,057,712	—	3,282,240	—
Other payables		1,511,037	3,168,644	1,552,780	3,147,010
Accrued expenses		1,443,208	1,918	1,395,274	1,700
Leasehold deposits received		1,633	—	1,627	—
Other deposits received		66,601	84,520	63,104	83,376
Finance lease liabilities		121,686	855,238	121,804	885,365
Dividends payable		100,113	—	1,605	—
Others		98	51,590	30	56,240

	￦	6,302,088	4,161,910	6,418,464	4,173,691

23.	Borrowings and debt securities

(1)	Borrowings and debt securities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Current liabilities
Short-term borrowings	￦	1,132,513	689,310
Current portion of long-term borrowings		1,496,064	1,528,237
Current portion of debt securities		5,824,131	5,480,331
Less: Current portion of discount on long-term borrowings		(1,460)	(1,586)
Less: Current portion of discount on debt securities		(1,606)	(1,611)

		8,449,642	7,694,681

Non-current liabilities
Long-term borrowings		4,736,043	4,695,358
Debt securities		42,776,042	40,944,992
Less : Discount on long-term borrowings		(20,098)	(20,423)
Less : Discount on debt securities		(99,523)	(95,199)

		47,392,464	45,524,728

	￦	55,842,106	53,219,409

23.	Borrowings and debt securities, Continued

(2)	Short-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Creditor	Interest rate (%)	March 31, 2013

Local short-term borrowings	Shinhan Bank and others	2.80 ~ 2.89	￦	240,000
Foreign short-term borrowings	DBS and others	0.60 ~ 1.32		892,513

			￦	1,132,513

In millions of won

Type	Creditor	Interest rate (%)	December 31, 2012

Local short-term borrowings	Korea Exchange Bank and Others	2.95 ~ 4.15	￦	461,350
Foreign short-term borrowings	DBS and Others	0.78 ~ 1.25		227,960

			￦	689,310

(3)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2013 ~ 2044	$—	￦	9,405
	Facility	3yr KTB rate – 1.25	2027	—		9,000

Korea Exchange Bank	Commercial Paper	3.31	2013	—		100,000
	Commercial Paper	3M CD + 0.03 ~ 0.54	2013 ~ 2016	—		2,000,000
	Facility	3yr KTB rate – 1.25	2013 ~ 2021	—		5,666
	Energy rationalization	3yr KTB rate – 1.25	2019	—		1,200
	Others	3M CD + 0.25	2013	—		100,000
	Others	2.75	2014	—		5,200
Korea Industrial Bank	Development of power resources	4.00	2016	—		18,933
	Development of power resources	3yr KTB rate – 1.25	2016	—		16,000
Kookmin Bank	Development of power resources	4.00	2015	—		18,810
Hana Bank	Development of power resources	4.00	2014	—		16,000

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
March 31, 2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Hana Bank	Development of power resources	3yr KTB rate – 1.25	2014	—	24,600
Export-Import Bank of Korea	Project loans	2.00	2026	—	38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.31 ~ 0.2	2018 ~ 2019	—	2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2013 ~ 2027	—	67,717
	Others	—	—	—	8,677
LIG Insurance	Facility	5.80	2025	—	10,900
Hyundai Marine & Fire Insurance	Facility	5.80	2025	—	10,900
Others	Others	3yr KTB rate – 2.25	2023 ~ 2025	—	3,754

				—	4,765,062

23.	Borrowings and debt securities, Continued

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	—	USD	8,784		9,769
Korea Finance Corporation	Project loans and others	3M Libor + 1.63	2014	USD	138,240		153,553
Export-Import Bank of US and others	Project loans	4.48 ~ 8.28	2014	USD	56,177		62,475
Export-Import Bank of Korea and others	Direct loans and others	3M Libor + 2.60 ~ 3.70	2015	USD	299,769		333,420
SMBC and others	Senior loan and others	3M Libor + 1.10 ~ 2.30	2013 ~ 2033	USD	394,060		438,208
PT PJB	Share holder’s loan	12.75	2017	IDR	29,028,090		3,341
Others	Facility and others	5.00 ~ 8.00	2019 ~ 2031	USD	23,977		26,667

							1,027,433

Syndicated Loan
Woori Bank	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	395,299		439,612

							439,612

							6,232,107

Less : Discount of long-term borrowings							(21,558)
Less : Current portion of long-term borrowings							(1,496,064)
Add : Current portion of discount of long-term borrowings							1,460

						￦	4,715,945

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2012
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.5	2013 ~ 2044	$—	￦	9,393
	Facility	5.80	2026	—		21,800
	Facility	3yr KTB rate – 1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3.63	2013	—		100,000
	Commercial Paper	3M CD + 0.03~0.58	2013 ~ 2015	—		1,900,000
	Facility	3yr KTB rate – 1.25	2013 ~ 2021	—		5,843
	Facility	3yr KTB rate – 1.25	2013 ~ 2015	—		16,000
	Energy rationalization	3yr KTB rate – 1.25	2019	—		1,250
	Development of power resources	3yr KTB rate – 1.25	2013	—		6,000
	Others	3M CD + 0.25	2013	—		100,000
	Others	2.75	2014	—		5,200
Korea Industrial Bank	Development of power resources	4.00	2016	—		18,933
	Development of power resources	3yr KTB rate – 1.25	2016	—		16,000
Kookmin Bank	Development of power resources	4.00	2015	—		18,810
Hana Bank	Development of power resources	4.00	2014	—		16,000
	Development of power resources	3yr KTB rate – 1.25	2014	—		24,600
Export-Import Bank of Korea	Project loans	2.00	2026	—		38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08 ~ 0.31	2017 ~ 2019	—		2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2013 ~ 2027	—		67,651
	Others	—	—	—		8,677
Others	Others	3yr KTB rate – 2.25	2023 ~ 2025	—		3,754

				—		4,687,211

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2012
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	—	USD	8,784		9,409
Korea Finance Corporation	Project loans and others	3M Libor + 1.63	2014	USD	138,240		147,962
Export-Import Bank of US and others	Project loans	4.48 ~ 8.28	2014	USD	56,177		60,171
Export-Import Bank of Korea and others	Direct loans and others	3M Libor + 2.60 ~ 3.70	2015	USD	299,769		320,857
SMBC and others	Senior loan and others	3M Libor + 1.10 ~ 2.30	2013 ~ 2033	USD	309,160		331,126
DBS Bank	Facility	3M Libor + 0.25	2013	USD	200,000		214,220
PT PJB	Share holder’s loan	12.75	2017	IDR	29,329,121		3,258
Others	Facility and others	5.00 ~ 8.00	2013 ~ 2031	USD	24,259		25,976

							1,112,979

Syndicated Loan
Woori Bank	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	395,299		423,405

							423,405

							6,223,595

Less: Discount of long-term borrowings							(22,009)
Less: Current portion of long-term borrowings							(1,528,237)
Add: Current portion of discount of long-term borrowings							1,586

						￦	4,674,935

(4)	Local debt securities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	March 31, 2013		December 31, 2012

Electricity Bonds	2003.06.18 ~ 2013.02.28	2013.04.24 ~ 2032.08.20	2.91 ~ 7.19	￦	25,410,000	25,590,000
Electricity Bonds	2010.05.28 ~ 2012.07.10	2015.05.28 ~ 2017.07.10	3M CD + 0.25 ~ 1.05		1,010,000	1,010,000
Corporate Bonds	2008.04.11 ~ 2013.03.28	2013.04.11 ~ 2040.12.10	2.63 ~ 7.55		11,640,010	10,080,010

					38,060,010	36,680,010

Less: Discount on local debt securities					(32,099)	(29,436)
Less: Current portion of local debt securities					(4,600,000)	(3,980,000)
Add: Current portion of discount on local debt securities					1,276	814

				￦	33,429,187	32,671,388

23.	Borrowings and debt securities, Continued

(5)	Foreign debt securities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Issue date	Maturity	Interest rate (%)	March 31, 2013		December 31, 2012

FY-93	1993.04.14	2013.04.14	7.75	￦	389,235	374,885
FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37		278,871	268,589
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75 ~ 7.00		349,997	337,093
FY-03	2003.06.26	2013.06.26	4.75		166,815	160,665
FY-04(*)	2004.04.21 ~ 2004.07.21	2014.07.21 ~ 2034.04.21	5.13 ~ 5.75		500,445	481,995
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	4.81 ~ 6.00		722,865	696,215
FY-08	2008.04.18 ~ 2008.11.27	2013.04.18 ~ 2018.11.27	4.19 ~ 5.38		569,656	892,160
FY-09	2009.06.17 ~ 2009.07.21	2014.06.17 ~ 2014.07.21	5.50 ~ 6.25		1,668,150	1,606,650
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00 ~ 3.13		1,334,520	1,285,320
FY-10	2010.04.15 ~ 2010.11.18	2013.04.15 ~ 2015.11.18	3M USD Libor+0.80~1.64		611,655	589,105
FY-11	2011.07.13 ~ 2011.07.29	2017.01.29 ~ 2021.07.13	3.63 ~ 4.75		889,680	856,880
FY-11	2011.02.18 ~ 2011.04.15	2014.04.15 ~ 2014.09.17	3M USD Libor+0.80~1.00		333,630	321,330
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.5 ~ 3.83		1,946,175	1,874,426
FY-13	2013.02.05 ~ 2013.03.05	2018.02.05 ~ 2018.03.05	3M USD Libor+0.84~1.88		778,469	—

					10,540,163	9,745,313

Less: Discount on foreign debt securities					(69,030)	(67,374)
Less: Current portion of foreign debt securities					(1,224,131)	(1,500,331)
Add: Current portion of discount on foreign debt securities					330	797

				￦	9,247,332	8,178,405

(*)	Global 4 in FY-04 (USD 300,000,000) can be redeemed on April 23, 2014 if bond holders claim the redemption 75-60 days prior to April 23, 2014.

24.	Finance Lease Liabilities

(1)	Lease contracts

The Group enters into a power purchase agreements (“PPA”) under which the Group is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Group recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substanitally all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	216,613	121,686	221,381	121,804
1 ~ 5 years		737,758	537,274	744,702	542,688
More than 5 years		512,642	317,964	556,276	342,677

	￦	1,467,013	976,924	1,522,359	1,007,169

(3)	Current and non-current portion of financial lease liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Current finance lease liabilities	￦	121,686	121,804
Non-current finance lease liabilities		855,238	885,365

	￦	976,924	1,007,169

(4)	Lease payments recognized as an expense from a lessee position for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012

Minimum lease payment	￦	69,720	71,396
Contingent rent payment		(4,054)	(2,597)

	￦	65,666	68,799

(5)	The Group does not have any irrevocable operating lease contracts as of March 31, 2013 and December 31, 2012.

25.	Employment Benefits

(1)	Principal assumptions on actuarial valuation as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	December 31, 2012

Discount rate	3.11% ~ 3.21%	3.51% ~ 3.58%
Future salary and benefit levels	1.77% ~ 9.23%	1.80% ~ 15.30%

(2)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012

Current service cost	￦	84,160	74,174
Interest cost		24,292	24,995
Expected return on plan assets		(3,430)	(5,358)
Others		—	(1)

	￦	105,022	93,810

For the three-month periods ended March 31, 2013 and 2012, the expense relating to defined benefit plans of ￦74,898 million and ￦68,199 million, respectively, is recognized as cost of sales, and ￦18,586 and ￦16,173 million, respectively, is recognized as selling and administrative expenses, and ￦11,538 million and ￦9,438 million, respectively, is recognized as others (eg. Construction in-progress and others).

In addition, for the three-month periods ended March 31, 2013 and 2012, employee benefit obligations expenses of ￦10,415 and ￦11,142 million, respectively, is recognized as cost of sales, and ￦1,449 and ￦1,083 million, respectively, is recognized as selling and administrative expenses, and ￦2,544 and ￦2,072 million, respectively relates to the Group’s defined contribution plans.

(3)	Employee benefit obligations as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Present value of defined benefit obligation from funded plans	￦	2,781,202	2,540,264
Fair value of plan assets		(474,056)	(472,342)

		2,307,146	2,067,922

Present value of defined benefit obligation from unfunded plans		3,216	1,943

Net employee benefits obligation from defined benefit plans	￦	2,310,362	2,069,865

25.	Employment Benefits, Continued

(4)	Changes in employee benefit obligations for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013		2012
Beginning balance	￦	2,542,207	2,328,518
Current service cost		84,160	325,016
Interest cost		24,292	99,473
Actuarial losses		145,042	75,697
Actual payments		(11,196)	(286,501)
Others		(87)	4

Ending balance	￦	2,784,418	2,542,207

(5)	Changes in the present value of plan assets for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013		2012
Beginning balance	￦	472,342	459,342
Expected return		3,430	19,600
Actuarial gains (losses)		1,323	(1,136)
Contributions by the employers		105	94,763
Actual payments		(3,144)	(100,227)

Ending balance	￦	474,056	472,342

(6)	Details of the fair value of plan assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Equity instruments	￦	67,492	58,972
Debt instruments		95,604	93,812
Bank deposit		99,279	109,800
Others		211,681	209,758

	￦	474,056	472,342

For the three-month period ended March 31, 2013 and for the year ended December 31, 2012, actual returns on plan assets are amounted to ￦4,753 million and ￦18,464 million, respectively.

(7)	Other long-term employee benefit obligations as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Other long-term employee benefit obligations	￦	78,033	74,469

	￦	78,033	74,469

26.	Provisions

(1)	Provisions as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013			December 31, 2012
In millions of won	Current		Non-current	Current	Non-current
Litigation	￦	—	29,269	—	26,697
Litigation provisions		—	29,269	—	26,697
Decommissioning cost		—	12,276,577	—	12,133,393
Nuclear plants		—	9,568,951	—	9,462,723
Spent fuel		—	1,240,335	—	1,207,842
Waste		—	1,246,912	—	1,242,396
PCBs		—	219,608	—	219,669
Other recovery provisions		—	771	—	763
Others		189,360	10,237	158,303	10,716
Power plant regional support program		106,168	—	106,763	—
Provisions for tax		—	1,256	2,644	1,256
Provisions for financial guarantee		—	8,575	—	9,086
Provisions for RPS		82,822	—	48,795	—
Others		370	406	101	374

	￦	189,360	12,316,083	158,303	12,170,806

(2)	Changes in provisions for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013
In millions of won	Beginning balance		Liabilities incurred	Accretion expenses	Payment	Reversal	Other	Ending balance
Litigation	￦	26,697	5,635	528	(3,443)	(148)	—	29,269
Litigation provisions		26,697	5,635	528	(3,443)	(148)	—	29,269
Decommissioning cost		12,133,393	89,757	110,686	(57,298)	—	39	12,276,577
Nuclear plants		9,462,723	—	106,228	—	—	—	9,568,951
Spent fuel		1,207,842	86,028	—	(53,535)	—	—	1,240,335
Waste		1,242,396	3,721	1,759	(1,003)	—	39	1,246,912
PCBs		219,669	—	2,699	(2,760)	—	—	219,608
Other recovery provisions		763	8	—	—	—	—	771
Others		169,019	29,073	33,978	(28,779)	(515)	(3,179)	199,597
Power plant regional support program		106,763	—	8,639	(10,654)	—	1,420	106,168
Provisions for tax		3,900	—	—	(2,644)	—	—	1,256
Provisions for financial guarantee		9,086	—	—	—	(511)	—	8,575
Provisions for RPS		48,795	29,073	25,285	(15,467)	—	(4,864)	82,822
Others		475	—	54	(14)	(4)	265	776

	￦	12,329,109	124,465	145,192	(89,520)	(663)	(3,140)	12,505,443

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows, continued:

	2012
In millions of won	Beginning balance		Liabilities incurred	Accretion expenses	Payment	Reversal	Other	Ending balance
Litigation	￦	44,409	17,165	202	(16,784)	(18,295)	—	26,697
Litigation provisions		44,409	17,165	202	(16,784)	(18,295)	—	26,697
Decommissioning cost		6,942,418	5,213,276	313,128	(337,991)	—	2,562	12,133,393
Nuclear plants		5,061,265	4,173,744	227,714	—	—	—	9,462,723
Spent fuel		869,549	606,707	39,780	(310,458)	—	2,264	1,207,842
Waste		796,522	427,768	33,080	(15,272)	—	298	1,242,396
PCBs		215,082	4,294	12,554	(12,261)	—	—	219,669
Other recovery provisions		—	763	—	—	—	—	763
Others		105,791	106,561	43,850	(99,794)	(2,882)	15,493	169,019
Power plant regional support program		91,987	—	41,661	(42,386)	—	15,501	106,763
Provisions for tax		2,013	75	2,109	—	(297)	—	3,900
Provisions for financial guarantee		11,300	—	—	—	(2,214)	—	9,086
Provisions for RPS		—	105,857	—	(57,062)	—	—	48,795
Others		491	629	80	(346)	(371)	(8)	475

	￦	7,092,618	5,337,002	357,180	(454,569)	(21,177)	18,055	12,329,109

27.	Deferred Revenues

Deferred revenue related to the Group’s construction contracts as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Deferred revenue	￦	6,069,252	6,031,311

28.	Non-Financial Liabilities

Non-financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
	Current		Non-current	Current	Non-current
Advance received	￦	3,189,192	486,797	3,095,628	407,819
Unearned revenue		33,802	124,849	31,660	130,426
Deferred revenue		297,595	5,771,657	293,792	5,737,519
Withholdings		206,441	45,394	254,700	3,886
Others		504,686	19,096	441,660	19,000

	￦	4,231,716	6,447,793	4,117,440	6,298,650

29.	Contributed Capital

(1)	Details of shares issued as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013
In millions of won except share information	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

	December 31, 2012
In millions of won except share information	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Finance Corporation ownership of ￦960,800 million are included.

(2)	There were no changes in number of outstanding capital stock for the three-month period ended March 31, 2013 and for the year ended December 31, 2012.

(3)	Details of share premium as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Share premium	￦	843,758	843,758

30.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Legal reserve (*)	￦	1,603,919	1,603,919
Voluntary reserves		22,753,160	25,961,315
Retained earnings before appropriations		8,245,674	4,999,049

Retained earnings	￦	32,602,753	32,564,283

(*)	The KEPCO Act requires the Group to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Group’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

30.	Retained Earnings and Dividends Paid, Continued

(2)	Details of voluntary reserves as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		16,935,711	20,143,866
Reserve for equalizing dividends		210,000	210,000

	￦	22,753,160	25,961,315

(*)	The reserve for research and human development is appropriated by the Group to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013		2012
Beginning balance	￦	32,564,283	35,769,094
Net loss for the period attributed to owner of the Company		133,300	(3,166,616)
Changes in equity method retained earnings		585	(846)
Actuarial profits (losses)		(95,415)	(37,349)

Ending balance	￦	32,602,753	32,564,283

(4)	Dividends paid for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,964,077	18,929,995	623,034,082	—	—

	2012
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,964,077	18,929,995	623,034,082	—	—

30.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013		2012
Beginning balance	￦	(7,904)	(7,058)
Changes		772	(1,155)
Income tax effect		(187)	309

Ending balance	￦	(7,319)	(7,904)

(6)	Changes in actuarial losses on employee benefit obligations for the three-month period ended March 31, 2013 and for the year December 31, 2012 are as follows:

In millions of won	2013		2012
Beginning balance	￦	(76,088)	(230,548)
Changes		(143,719)	(71,399)
Income tax effect		48,304	34,050
Transfer to reserve for business expansion		—	191,809

Ending balance	￦	(171,503)	(76,088)

31.	Other Components of Equity

(1)	Other components of equity of the parent as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Other capital surpluses	￦	705,448	705,448
Accumulated other comprehensive income		141,485	11,957
Treasury stocks		(741,489)	(741,489)
Other equity		13,294,990	13,294,990

	￦	13,400,434	13,270,906

(2)	Changes in other capital surpluses for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013			2012
	Gains on disposal of treasury stocks		Others	Gains on disposal of treasury stocks	Others
Beginning balance	￦	303,028	402,420	303,028	336,000
Disposal of subsidiary		—	—	—	87,624
Income tax effect		—	—	—	(21,204)

Ending balance	￦	303,028	402,420	303,028	402,420

31.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013
In millions of won	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gains(loss) on valuation of derivatives
Beginning balance	￦	(23,929)	143,558	(70,107)	(37,565)
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		28,694	—	—	—
Share in other comprehensive income of associates and joint ventures, net of tax		—	57,065	—	—
Foreign currency translation of foreign operations, net of tax		—	—	45,236	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,467)

Ending balance	￦	4,765	200,623	(24,871)	(39,032)

	2012
In millions of won	Available-for-sale financial asset valuation reserve		Share in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gains(loss) on valuation of derivatives
Beginning balance	￦	(26,184)	239,447	34,488	7,344
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		2,255	—	—	—
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(95,889)	—	—
Foreign currency translation of foreign operations, net of tax		—	—	(104,595)	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(44,909)

Ending balance	￦	(23,929)	143,558	(70,107)	(37,565)

(4)	There were no changes in treasury stocks for the three-month period ended March 31, 2013 and for the year ended December 31, 2012.

(5)	There were no changes in other equity for the three-month period ended March 31, 2013 and for the year ended December 31, 2012.

32.	Sales

Details of sales for the three-month periods ended March 31, 2013 and 2012 are as follows:

	2013			2012
In millions of won	Domestic		Overseas	Domestic	Overseas
Sales of goods
Electricity	￦	12,921,178	—	12,015,329	—
Heat supply		128,641	—	111,341	—
Others		129,359	55,181	100,383	56,500

		13,179,178	55,181	12,227,053	56,500

Sales of service		47,316	33,056	45,464	34,066
Sales of construction services		24,087	381,693	19,595	483,627
Revenue related to transfer of assets from customers		78,587	—	74,188	—

	￦	13,329,168	469,930	12,366,300	574,193

33.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Salaries	￦	156,628	133,651
Retirement benefit expense		20,035	17,256
Welfare and benefit expense		23,085	21,104
Insurance expense		1,895	1,016
Depreciation		16,613	10,961
Amortization of intangible assets		12,635	14,173
Bad debt expense		—	1,543
Reversal of allowance for doubtful accounts		(2,308)	—
Commission		113,085	114,532
Advertising expense		6,956	5,077
Training expense		1,474	1,062
Vehicle maintenance expense		3,086	3,143
Publishing expense		773	715
Business promotion expense		915	902
Rent expense		8,640	7,942
Telecommunication expense		6,305	5,542
Transportation expense		93	130
Taxes and dues		4,497	4,848
Expendable supplies expense		1,006	1,291
Water, light and heating expense		2,870	2,548
Repairs and maintenance expense		2,394	2,167
Ordinary development expense		36,876	29,462
Travel expense		3,595	2,959
Clothing expense		21	19
Survey and analysis expense		119	173
Membership fee		302	228
Others		20,054	18,702

	￦	441,644	401,146

34.	Other Income and Expense

(1)	Other income for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Reversal of other provisions	￦	152	10,040
Gains on assets contributed		34	23
Gains on liabilities exempted		—	8
Compensation and reparations revenue		23,372	28,239
Gains on electricity infrastructure development fund		10,464	8,292
Revenue from research contracts		994	1,519
Rental income		47,414	45,346
Others		5,629	7,703

	￦	88,059	101,170

(2)	Other expense for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Accretion expenses of other provisions	￦	35	39
Depreciation expenses on investment properties		226	231
Depreciation expenses on idle assets		1,658	1,652
Other bad debt expense		5,800	—
Donations		7,323	13,599
Others		2,171	6,416

	￦	17,213	21,937

35.	Other Profit (Loss)

Details of other profit (loss) for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Other profit
Gains on disposal of property plant, and equipment	￦	12,746	9,143
Gains on disposal of other non-current assets		—	584
Reversal of impairment loss on intangible assets		—	2
Gains on foreign currency translation		1,350	386
Gains on foreign currency transaction		11,135	26,193
Insurance proceeds		—	5,375
Others		54,490	46,874
Other loss
Losses on disposal of property plant and equipment		(11,222)	(4,561)
Losses on disposal of intangible assets		—	(3)
Impairment loss on property, plant and equipment		(1,161)	—
Impairment loss on intangible assets		(2)	—
Losses on foreign currency translation		(5,465)	(6,485)
Losses on foreign currency transaction		(22,457)	(8,919)
Others		(8,410)	(11,404)

	￦	31,004	57,185

36.	Finance Income

(1)	Finance income for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Interest income	￦	50,662	41,383
Dividends income		11,239	6,561
Gains on disposal of financial assets		—	189
Gains on valuation of derivatives		304,251	22,049
Gains on transaction of derivatives		39,695	4,422
Gains on foreign currency translation		23,642	130,568
Gains on foreign currency transaction		7,239	19,301

	￦	436,728	224,473

(2)	Interest income included in finance income for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Cash and cash equivalents	￦	22,004	15,434
Held-to-maturity investments		16	17
Available-for-sale financial assets		527	—
Loans and receivables		14,495	13,976
Trade and other receivables		13,620	11,956

	￦	50,662	41,383

37.	Finance Costs

(1)	Finance costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Interest expense	￦	595,282	561,304
Losses on valuation of derivatives		15,254	57,431
Losses on transaction of derivatives		24,897	17,618
Losses on foreign currency translation		405,549	7,392
Losses on foreign currency transaction		18,561	8,304

	￦	1,059,543	652,049

37.	Finance Costs, Continued

(2)	Interest expense included in finance costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Trade and other payables	￦	26,222	29,417
Short-term borrowings		7,810	11,922
Long-term borrowings		54,656	50,791
Debt securities		535,328	506,228
Other financial liabilities		140,725	99,128

		764,741	697,486

Less: Capitalized borrowing costs		(169,459)	(136,182)

	￦	595,282	561,304

Capitalization rates for the three-month periods ended March 31, 2013 and 2012 are 2.41% ~ 4.94% and 2.90% ~ 4.64%, respectively.

38.	Income Tax Expense

(1)	Income tax expense for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Current income tax expense
Payment of income tax	￦	270,549	450,210
Adjustment recognized in the period for current tax of prior period		79,270	(361,362)
Current income tax directly recognized in equity		42,109	(5,379)

		391,928	83,469

Deferred income tax expense
Generation and realization of temporary differences		(156,997)	94,022
Recognition of unrecognized tax losses in the past, tax credit and temporary differences prior to prior period		(32,817)	313,171
Changes in deferred tax on tax losses incurred in the period		(154,494)	(424,312)

		(344,308)	(17,119)

Income tax expense	￦	47,620	66,350

38.	Income Tax Expense, Continued

(2)	Reconciliation between income tax expense and accounting income for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won	2013		2012
Profit (loss) before income tax expense (benefits)	￦	208,044	(446,507)

Income tax expense (benefits) computed at applicable tax rate (tax rate: 24.2%)		50,347	(108,055)

Adjustments:
Additional payment of income taxes and income tax refunds		3,549	(14,439)
Effect of applying gradual tax rate		(652)	721
Effect of non-taxable revenue		(106,233)	(143,979)
Effect of non-deductible expenses		4,345	3,834
Effects of tax credits and deduction		(12,816)	1,077
Recognition of unrecognized tax losses in the past, tax credit, and temporary differences prior to prior period		(36,785)	(39,349)
Investment in subsidiaries and associates		141,683	384,628
Others		4,182	(18,088)

		(2,727)	174,405

Income tax expense	￦	47,620	66,350

Average effective tax rate		22.8%	(14.9%)

(3)	Deferred income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income) for the three-month period ended March 31, 2013 is as follows:

In millions of won	2013
Dividends of hybrid securities	￦	1,139

(4)	Income tax recognized as accumulated other comprehensive income for the three-month period ended March 31, 2013 is as follows:

In millions of won	2013
Income tax recognized as accumulated other comprehensive income
Gains (losses) on valuation of available-for-sale financial assets	￦	2,781
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(1,277)
Actuarial losses on employee benefit obligations		48,304
Investments in associates		(8,838)

	￦	40,970

38.	Income Tax Expense, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the three-month period ended March 31, 2013 and for the year ended 2012 are as follows:

	2013
In millions of won	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	547,115	(3,594)	48,304	—	591,825
Cash flow hedge		(11,364)	(19,558)	(1,277)	—	(32,199)
Investments in associates or subsidiaries		(5,273,904)	(119,180)	(8,838)	—	(5,401,922)
Property, plant and equipment		(6,326,201)	50,748	—	—	(6,275,453)
Finance lease		(159,957)	2,961	—	—	(156,996)
Intangible assets		8,534	7,184	—	—	15,718
Financial assets at fair value through profit or loss		30,148	13,249	—	—	43,397
Available-for-sale financial assets		(73,867)	124,563	2,781	—	53,477
Deferred revenue		43,752	1,157	—	—	44,909
Provisions		3,003,489	45,295	—	—	3,048,784
Doubtful receivables		59	—	—	—	59
Other finance liabilities		10,794	(2,039)	—	—	8,755
Gains (losses) on foreign exchange translation		6,017	199	—	—	6,216
Allowance for doubtful accounts		(85)	389	—	—	304
Accrued income		(1,341)	42	—	—	(1,299)
Special deduction		(194,925)	2	—	—	(194,923)
Impairment of non-current assets		—	86,720	—	—	86,720
Reserve for research and human development		(40,485)	—	—	—	(40,485)
Reserve for investment on social overhead capital		—	—	—	—	—
Others		398,870	18,670	—	1,139	418,679

		(8,033,351)	206,808	40,970	1,139	(7,784,434)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,696,165	84,501	—	—	2,780,666
Tax credit		97,196	27,371	—	—	124,567
Others		16,481	(16,481)	—	—	—

		2,809,842	95,391	—	—	2,905,233

	￦	(5,223,509)	302,199	40,970	1,139	(4,879,201)

38.	Income Tax Expense, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the three-month period ended March 31, 2013 and for the year ended 2012 are as follows, continued:

	2012
In millions of won	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	453,084	59,327	34,704	—	547,115
Cash flow hedge		(71,459)	61,940	(1,845)	—	(11,364)
Investments in associates or subsidiaries		(5,141,190)	(110,133)	(1,377)	(21,204)	(5,273,904)
Property, plant and equipment		(4,940,423)	(1,385,778)	—	—	(6,326,201)
Finance lease		(126,880)	(33,077)	—	—	(159,957)
Intangible assets		32,549	(24,015)	—	—	8,534
Financial assets at fair value through profit or loss		26,996	3,152	—	—	30,148
Available-for-sale financial assets		(119,591)	22,950	22,774	—	(73,867)
Deferred revenue		46,538	(2,786)	—	—	43,752
Provisions		1,742,895	1,260,594	—	—	3,003,489
Doubtful receivables		9	50	—	—	59
Other finance liabilities		7,066	3,728	—	—	10,794
Gains (loss) on foreign exchange translation		97,078	(91,061)	—	—	6,017
Allowance for doubtful accounts		(1,646)	1,561	—	—	(85)
Accrued income		(2,154)	813	—	—	(1,341)
Special deduction		(194,648)	(277)	—	—	(194,925)
Reserve for research and human development		(33,563)	(6,922)	—	—	(40,485)
Reserve for investment on social overhead capital		—	—	—	—	—
Others		286,400	109,347	3,123	—	398,870

		(7,938,939)	(130,587)	57,379	(21,204)	(8,033,351)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,489,803	1,206,362	—	—	2,696,165
Tax credit		32,480	64,716	—	—	97,196
Others		2,355	14,126	—	—	16,481

		1,524,638	1,285,204	—	—	2,809,842

	￦	(6,414,301)	1,154,617	57,379	(21,204)	(5,223,509)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Deferred income tax asset	￦	348,569	209,783
Deferred income tax liabilities		(5,227,770)	(5,433,292)

	￦	(4,879,201)	(5,223,509)

38.	Income Tax Expense, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012
Deductible temporary differences	￦	665,027	300,517
Tax losses		2,883,384	2,883,385

	￦	3,548,411	3,183,902

(8)	Expiration dates of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013			December 31, 2012
In millions of won	Tax losses		Tax credits carry back	Tax losses	Tax credits carry back
Less than 1 year	￦	2,883,384	—	2,883,385	—
1~ 2 years		—	—	—	—
2~ 3 years		—	—	—	—
More than 3 years		665,027	—	300,517	—

	￦	3,548,411	—	3,183,902	—

(9)	As of March 31, 2013, there are no taxable temporary differences which are not recognized as deferred income tax liabilities regarding investments in subsidiaries, associates and joint ventures except partial temporary differences concerning dividends.

39.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2013 and 2012 are as follows:

	2013
In millions of won	Selling and administrative expenses		Cost of sales	Total
Raw materials used	￦	—	6,200,325	6,200,325
Salaries		156,628	679,425	836,053
Retirement benefit expense		20,035	85,312	105,347
Welfare and benefit expense		23,085	87,482	110,567
Insurance expense		1,895	14,552	16,447
Depreciation		16,613	1,794,248	1,810,861
Amortization of intangible assets		12,635	9,447	22,082
Reversal of allowance for doubtful accounts		(2,308)	—	(2,308)
Commission		113,085	74,238	187,323
Advertising expense		6,956	1,284	8,240
Training expense		1,474	1,529	3,003
Vehicle maintenance expense		3,086	2,248	5,334
Publishing expense		773	850	1,623
Business promotion expense		915	1,073	1,988
Rent expense		8,640	24,960	33,600
Telecommunication expense		6,305	15,266	21,571
Transportation expense		93	739	832
Taxes and dues		4,497	39,875	44,372
Expendable supplies expense		1,006	4,517	5,523
Water, light and heating expense		2,870	7,579	10,449
Repairs and maintenance expense		2,394	334,254	336,648
Ordinary development expense		36,876	81,675	118,551
Travel expense		3,595	10,458	14,053
Clothing expense		21	93	114
Survey and analysis expense		119	505	624
Membership fee		302	1,853	2,155
Power purchase and others		20,054	3,225,898	3,245,952

	￦	441,644	12,699,685	13,141,329

39.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2013 and 2012 are as follows, continued:

	2012
In millions of won	Selling and administrative expenses		Cost of sales	Total
Raw materials used	￦	—	6,488,718	6,488,718
Salaries		133,651	628,852	762,503
Retirement benefit expense		17,256	79,341	96,597
Welfare and benefit expense		21,104	80,202	101,306
Insurance expense		1,016	11,294	12,310
Depreciation		10,961	1,720,457	1,731,418
Amortization of intangible assets		14,173	9,068	23,241
Bad debt expense		1,543	—	1,543
Commission		114,532	75,938	190,470
Advertising expense		5,077	1,236	6,313
Training expense		1,062	1,401	2,463
Vehicle maintenance expense		3,143	2,615	5,758
Publishing expense		715	837	1,552
Business promotion expense		902	1,072	1,974
Rent expense		7,942	22,908	30,850
Telecommunication expense		5,542	13,916	19,458
Transportation expense		130	888	1,018
Taxes and dues		4,848	36,288	41,136
Expendable supplies expense		1,291	5,054	6,345
Water, light and heating expense		2,548	6,141	8,689
Repairs and maintenance expense		2,167	314,774	316,941
Ordinary development expense		29,462	80,319	109,781
Travel expense		2,959	10,597	13,556
Clothing expense		19	349	368
Survey and analysis expense		173	570	743
Membership fee		228	1,661	1,889
Power purchase and others		18,702	3,186,625	3,205,327

	￦	401,146	12,781,121	13,182,267

40.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three-month periods ended March 31, 2013 and 2012 are as follows:

In won
Type	2013		2012
Basic earnings (loss) per share	￦	214	(864)

(2)	Diluted earnings (loss) per share for the three-month periods ended March 31, 2013 and 2012 are as follows:

In won
Type	2013		2012
Diluted earnings (loss) per share	￦	214	(864)

(3)	Basic earnings (loss) per share

Profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won except number of shares
Type	2013		2012
Controlling interest in net income (loss)	￦	133,300	(538,130)
Earning used in the calculation of total basic earnings (loss) per share		133,300	(538,130)
Weighted average number of common shares		623,034,082	623,034,082

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won
Type	2013		2012
Earning used in the calculation of total diluted earnings (loss) per share	￦	133,300	(538,130)

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the three-month periods ended March 31, 2013 and 2012 is as follows:

In number of shares
Type	2013	2012
Weighted average number of common shares	623,034,082	623,034,082
Diluted weighted average number of shares	623,034,082	623,034,082

41.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Group’s capital management accounts as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Total borrowings	￦	55,842,106	53,219,409
Cash and cash equivalents		3,638,968	1,954,949
Net borrowings and debt securities		52,203,138	51,264,460
Total shareholder’s equity		51,234,548	51,064,202
Debt to equity ratio		101.89%	100.39%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. The Group uses derivative financial instruments to certain hedge risk exposures. The Group’s overall financial risk management strategy remains unchanged from the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to credit risk as customers of the Group are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

‚	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

41.	Risk Management, Continued

(2)	Financial risk management, continued

Allowance for bad debts assessed on a collective basis are recognized for (i) the Group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013		December 31, 2012

Cash and cash equivalents	￦	3,638,968	1,954,949
Derivative assets (trading)		177,168	55,891
Available-for-sale financial assets		1,175,336	1,141,194
Held-to-maturity investments		2,230	2,216
Loans and receivables		748,107	673,388
Long-term/short-term financial instruments		522,702	469,393
Derivative assets (using hedge accounting)		118,209	187,811
Trade and other receivables		7,598,121	8,438,955
Financial guarantee contracts (*)		272,676	262,624

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of March 31, 2013 are as follows:

In thousands of U.S. dollar
Type	Group	Foreign currency	Amounts

Joint ventures	KEPCO SPC Power Corporation	USD	186,897
Other	UAE Shuweihat S3	USD	58,294

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

41.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

•	Significant assets and liabilities with uncertainties in underlying assumptions

	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won		March 31, 2013			December 31, 2012
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Defined benefit obligation	￦	350,111	(311,703)	309,178	(273,048)
Discount rate	Defined benefit obligation		(309,992)	369,711	(279,062)	332,023

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for three-month periods ended March 31, 2013 and 2012 are ￦1,181 million and ￦1,148 million, respectively.

‚	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2013 and December 31, 2012 are as follows:

Type	Accounts	March 31, 2013	December 31, 2012

Inflation rate	PCBs	3.10%	3.10%
	Nuclear plants	2.93%	2.93%
	Spent fuel	2.93%	2.93%
Discount rate	PCBs	4.92%	4.92%
	Nuclear plants	4.49%	4.49%
	Spent fuel	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won		March 31, 2013			December 31, 2012
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Inflation rate	PCBs	￦	1,295	(1,285)	1,295	(1,285)
	Nuclear plants		232,975	(226,840)	230,431	(224,364)
	Spent fuel		49,775	(47,989)	48,219	(46,492)
Discount rate	PCBs		(1,262)	1,273	(1,262)	1,273
	Nuclear plants		(221,046)	227,321	(220,842)	227,158
	Spent fuel		(47,188)	49,011	(45,385)	47,128

41.	Risk Management, Continued

(2)	Financial risk management, continued

•	Management judgment effected by uncertainties in underlying assumptions

	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

AED	488	220	1,694	1,829
AUD	153	1,188	151,938	152,692
CAD	4	2,314	1,201	4
CHF	—	—	—	223
CNY	1	1	—	—
EUR	3,346	9,091	19,636	18,792
GBP	—	6	684	253
IDR	425,676	711,304	5,381	1,726
INR	600,065	417,544	37,889	52,755
JPY	520	520	20,231,269	20,006,730
KZT	592,829	720,121	—	—
MGA	561,408	240,233	57,207	92,979
MXN	1,606	703	118	—
PHP	1,118,573	1,043,932	5,461	31,675
PKR	89,412	63,445	111	277
SAR	1,801	1,309	—	—
SEK	—	—	650	1,105
USD	301,833	292,256	10,671,510	9,866,661
ZAR	—	—	29	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	￦	(1,192,464)	1,192,464	(1,064,578)	1,064,578

Increase (decrease) of shareholder’s equity(*)		(1,192,464)	1,192,464	(1,064,578)	1,064,578

(*)	The effect on the sharesholders’ equity excluding of the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2013 and December 31, 2012.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into cross-currency swap agreements.

41.	Risk Management, Continued

(2)	Financial risk management, continued

‚	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Type	March 31, 2013		December 31, 2012

Short-term borrowings	￦	136,608	—
Long-term borrowings		5,825,013	5,897,076
Debt securities		2,733,754	1,920,435

	￦	8,695,375	7,817,511

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives, as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	(86,954)	86,954	(78,175)	78,175

Increase (decrease) of shareholder’s equity (*)		(86,954)	86,954	(78,175)	78,175

(*)	The effect on the shareholders’ equity excluding of the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

ƒ	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	129,212	(129,212)	120,153	(120,153)

Increase (decrease) of shareholder’s equity (*)		129,212	(129,212)	120,153	(120,153)

(*)	The effect on the shareholders’ equity excluding of the impact of income taxes.

41.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, The Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

In millions of won	March 31, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	8,508,384	7,948,372	19,727,283	19,780,755	55,964,794
Finance lease liabilities		216,613	197,934	539,825	512,642	1,467,014
Trade and other payables		6,180,853	369,760	788,576	2,148,559	9,487,748
Financial guarantee contract (*)		90,651	25,823	77,469	78,733	272,676

	￦	14,996,501	8,541,889	21,133,153	22,520,689	67,192,232

In millions of won	December 31, 2012
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	7,697,878	7,782,782	18,710,343	19,147,225	53,338,228
Finance lease liabilities		221,381	202,309	542,393	556,276	1,522,359
Trade and other payables		6,296,935	375,567	792,829	2,120,081	9,585,412
Financial guarantee Contract (*)		24,871	87,309	74,614	75,830	262,624

	￦	14,241,065	8,447,967	20,120,179	21,899,412	64,708,623

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2013 and December 31, 2012 are ￦8,575 million and ￦9,086 million, respectively.

41.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of March 31, 2013 and December 31, 2012 in detail are as follows:

In millions of won	March 31, 2013
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	3,638,968	—	—	—	3,638,968
Available-for-sale financial assets		—	—	—	1,175,336	1,175,336
Held-to-maturity investments		228	1,893	—	109	2,230
Loans and receivables		61,006	425,007	329,844	—	815,857

Long-term/short-term financial instruments		521,652	731	—	320	522,703
Trade and other receivables		6,269,138	622,370	632,115	83,159	7,606,782

	￦	10,490,992	1,050,001	961,959	1,258,924	13,761,876

In millions of won	December 31, 2012
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	1,954,949	—	—	—	1,954,949
Available-for-sale financial assets		—	—	—	1,141,194	1,141,194
Held-to-maturity investments		196	1,912	—	108	2,216
Loans and receivables		72,888	351,320	271,725	45,688	741,621

Long-term/short-term financial instruments		468,351	734	—	308	469,393
Trade and other receivables		7,187,490	621,050	640,287	—	8,448,827

	￦	9,683,874	975,016	912,012	1,187,298	12,758,200

(*)	Amount represents available-for-sale assets whose maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Net settlement
-Trading	￦	(210)	—	—	—	(210)
Gross settlement
- Trading		(8,582)	(156,391)	(46,020)	(7,146)	(218,139)
- Hedging		(41,783)	(16,261)	(29,960)	(92,876)	(180,880)

	￦	(50,575)	(172,652)	(75,980)	(100,022)	(399,229)

41.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	December 31, 2012
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Net settlement
- Trading	￦	(449)	—	—	—	(449)
Gross settlement
- Trading		(89,554)	(214,501)	(64,634)	—	(368,689)
- Hedging		(53,091)	(16,246)	(88,147)	(93,554)	(251,038)

	￦	(143,094)	(230,747)	(152,781)	(93,554)	(620,176)

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

41.	Risk Management, Continued

(3)	Fair value risk, continued

(i)	Fair value and book value of financial assets and liabilities as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets	￦	1,175,336	1,175,336	1,141,194	1,141,194
Derivative assets (trading)		177,168	177,168	55,891	55,891
Derivative assets (using hedge accounting)		118,209	118,209	187,811	187,811
Long-term financial instruments		1,051	1,051	1,042	1,042
Short-term financial instruments		521,652	521,652	468,351	468,351

		1,993,416	1,993,416	1,854,289	1,854,289

Assets carried at amortized cost
Held-to-maturity investments		2,230	2,230	2,216	2,216
Loans and receivables		748,106	748,106	673,388	673,388
Trade and other receivables		7,598,121	7,598,121	8,438,955	8,438,955
Cash and cash equivalents		3,638,968	3,638,968	1,954,949	1,954,949

		11,987,425	11,987,425	11,069,508	11,069,508

Liabilities recognized at fair value
Derivative liabilities (trading)		218,138	218,138	369,138	369,138
Derivative assets (using hedge accounting)		180,880	180,880	251,038	251,038

		399,018	399,018	620,176	620,176

Liabilities carried at amortized cost
Unsecured bond		48,499,044	51,904,035	46,328,513	48,557,218
Finance lease liabilities		976,924	976,924	1,007,169	1,007,169
Unsecured borrowings		7,343,062	7,386,035	6,890,896	6,898,344
Trade and other payables(*)		9,487,074	9,487,074	9,584,986	9,584,986

	￦	66,306,104	69,754,068	63,811,564	66,047,717

(*)	Excludes finance lease liabilities.

41.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of March 31, 2013 and December 31, 2012 are as follows:

Type	March 31, 2013 (%)	December 31, 2012 (%)

Derivatives	0.35 ~ 2.65	0.34 ~ 2.64
Borrowings and debt securities	2.67 ~ 3.90	2.85 ~ 3.75
Finance lease	6.6 ~ 10.8	9.0 ~ 10.8

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value:
Available-for-sale financial assets	￦	717,047	—	157,359	874,406
Derivative assets		—	295,377	—	295,377

		717,047	295,377	157,359	1,169,783

Financial liabilities at fair value:
Derivative liabilities		—	399,018	—	399,018

In millions of won	December 31, 2012
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value:
Available-for-sale financial assets	￦	652,142	—	192,155	844,297
Derivative assets		—	243,702	—	243,702

		652,142	243,702	192,155	1,087,999

Financial liabilities at fair value:
Derivative liabilities		—	610,685	9,491	620,176

41.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which classified as level 3 for the years ended March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Other(*)	Ending balance

Financial assets at fair value:
Available-for-sale financial assets
Unlisted securities	￦	169,637	—	784	(36,429)	—	—	133,992
Debt securities		22,518	—		—	—	849	23,367
Financial liabilities at fair value:
Derivative liabilities
Derivative liabilities (trading)		9,491	—	—	—	(9,491)	—	—

In millions of won	December 31, 2012
	Beginning balance		Acquisition	Valuation	Disposal	Other(*)	Ending balance

Financial assets at fair value:
Available-for-sale financial assets
Unlisted securities	￦	238,561	—	(68,924)	—	—	169,637
Debt securities		—	22,518	—	—	—	22,518
Financial liabilities at fair value:
Derivative liabilities
Derivative liabilities (trading)		7,779	—	9,491	(7,779)	—	9,491

(*)	Amount due to foreign currency translation.

42.	Service Concession Arrangements

(1)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based on the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the certain concession period after building, rehabilitating, operating the power plant.

(2)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of concession period, the Group has obligation to transfer its ownership of power plant to NPC.

(3)	The Group’s expected future collections of service concession arrangements as of March 31, 2013 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	116,163
1~ 2 years		116,163
2~ 3 years		116,163
More than 3 years		716,341

	￦	1,064,830

43.	Related Parties

(1)	Related parties of the Group as of March 31, 2013 are as follows:

Type	Related party

Parent	Korean Government
Subsidiaries

Korea Hydro & Nuclear Power Co., Ltd.

Korea South-East Power Co., Ltd.

Korea Midland Power Co., Ltd.

Korea Western Power Co., Ltd.

Korea Southern Power Co., Ltd.

Korea East-West Power Co., Ltd.

KEPCO Engineering & Construction Group, Inc.

Korea Plant Service & Engineering Co., Ltd.

Korea Nuclear Fuel Co., Ltd.

Korea Electric Power Data Network Co., Ltd.

KEPCO International Hong Kong Ltd.

KEPCO International Philippines Inc.

KEPCO Gansu International Ltd.

KEPCO Philippines Holdings Inc.

KEPCO Lebanon SARL

KEPCO Neimenggu International Ltd.

KEPCO Shanxi International Ltd.

KEPCO Australia Pty Ltd.

KEPCO Canada Energy Ltd.

KEPCO Netherlands B.V.

Korea Imouraren Uranium Investment Corp.

KEPCO Middle East Holding Company

KEPCO Electric Power Nigeria Ltd.

Sylardus Holdings B.V.

KEPCO Netherlands S3 B.V.

KEPCO Holdings de Mexico and 55 other entities

Associates

Daegu Green Power Co., Ltd.

Korea Gas Corporation

Korea Electric Power Industrial Development Co., Ltd.

YTN Co., Ltd., Cheongna Energy Co., Ltd.

Cheogna Energy Co., Ltd.

Gangwon Wind Power Co., Ltd.

Hyundai Green Power Co., Ltd.

Korea Power Exchange

Hyundai Energy Co., Ltd.

Daeryun Power Co., Ltd.

SPC Power Corporation

Gemeng International Energy Co., Ltd.

PT. Cirebon Electric Power

PT Wampu Electric Power

PT. Bayan Resources T.B.K. and 30 other entities

Joint ventures

KEPCO-Unde Inc.

Datang Chaoyang Renewable Power Co., Ltd.

KEPCO SPC Power Corporation

Gansu Datang Yumen Wind Power Group Ltd.

Datang Chifeng Renewable Power Co., Ltd.

Jamaica Public Service Company Limited and 27 other entities

Others	Korea Finance Corporation

43.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will be not shown as notes.

(3)	Related party transactions for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won		Sales and others
Company name	Transaction type	2013		2012

Korea Gas Corporation	Service	￦	52,104	33,152

Korea Electric Power Industrial Development Co., Ltd.	Service		1,303	4,393
Korea Power Exchange	Service		3,498	1,723
STX Electric Power Co., Ltd.	Architectural engineering		684	—
YTN Co., Ltd.	Service		282	251
Gangwon Wind Power Co., Ltd.	Service		2,013	31
Hyundai Green Power Co., Ltd.	Architectural engineering and technical advisory		9,727	1,156
KNH Solar Co.,Ltd.	Service		6	1
Changjuk Wind Power Co., Ltd.	Service		156	2
Commerce and industry energy Co., Ltd.	Architectural engineering		46	93
Ecollite Co. Ltd.	Service		449	1
Daeryun Power Co., Ltd.	Service		30	11
Cheongna Energy Co., Ltd.	Rental income and others		607	294
Pyeongchang Wind Power Co., Ltd.	Architectural engineering		—	104
Taebaek Wind Power Co., Ltd.	Service		168	—
Hyundai Energy Co., Ltd.	Power generation service		5,358	1,664
KW Nuclear Components Co., Ltd.	Sales of service		267	—
Daegu Green Power Co., Ltd.	Service		9	—
Daegu Photovoltaic Co., Ltd.	Service		5	—
Amman Asia Electric Power Group	Service		9,989	—
KEPCO SPC Power Corporation	Service		2,546	3,902
Datang Chifeng Renewable Power Co., Ltd.	Interest income		683	905
Kings Plaza JV, LLC	Service		—	1,638
Jamaica Public Service Company Limited	Service		678	707
E-POWER S.A	Service		1,883	522
KV Holdings	Dividend income		319	—
Dolphin property limited	Service		32	—
Shuweihat Asia Power Investment B.V.	Service		30	—
Rabigh O&M Company	Service		524	—

43.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2013 and 2012 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	2013		2012

Korea Gas Corporation	Purchase of power generation fuel	￦	3,421,045	3,158,223
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		42,874	37,887
Korea Power Exchange	Electricity purchase		20,218	20,302
YTN Co., Ltd.	Service		125	353
Changjuk Wind Power Co., Ltd.	Service		868	—
KNH Solar Co.,Ltd.	Service		373	—
Commerce and industry energy Co., Ltd.	Service		277	—
Taebaek Wind Power Co., Ltd.	REC Purchase		1,183	—
Busan Solar Co., Ltd.	REC Purchase		231	—
Gumi-ochang Photovoltaic Power Co., Ltd.	REC Purchase		438	—
Chungbuk Photovoltaic Power Co., Ltd.	REC Purchase		132	—
Cheonan Photovoltaic Power Co., Ltd.	REC Purchase		75	—
Golden Root Je-2 PV Power Plant Co., Ltd.	REC Purchase		52	—

43.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2013		December 31, 2012	March 31, 2013	December 31, 2012

Korea Gas Corporation	Trade receivables	￦	5,564	4,585	—	—
	Other receivables		31,494	204	—	—
	Trade payables		—	—	1,085,320	1,409,650
	Other payables		—	—	82	101
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		1,172	40	—	—
	Other receivables		440	552	—	—
	Other payables		—	—	11,054	15,004
Korea Power Exchange	Trade receivables		3,095	2,296	—	—
	Other receivables		38	41	1	—
	Trade payables		—	—	3,181	3,910
	Other payables		—	—	21,155	3,490
Hyundai Energy Co., Ltd.	Trade receivables		65	150	—	—
	Other receivables		13,187	4,018	—	—
	Other payables		—	—	9,327	—
YTN Co., Ltd.	Trade receivables		84	1	—	—
	Other payables		—	—	—	28
Hyundai Green Power Co., Ltd.	Trade receivables		1,175	676	—	—
Gangwon Wind Power Co., Ltd.	Trade receivables		9	9	—	—
Commerce and industry energy Co., Ltd.	Trade receivables		15	34	—	—
	Other receivables		—	33	—	—
	Other payables		—	—	60	—
Cheongna Energy Co., Ltd.	Trade receivables		105	158	—	—
	Other receivables		701	2,093	—	—
	Other payables		—	—	539	—
Daeryun Power Co., Ltd.	Trade receivables		10	9	—	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		301	—	—	—
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
STX Electric Power Co., Ltd.	Trade receivables		2	8,470	—	—
	Other receivables		78	79	—	—
Daegu Green Power Co., Ltd.	Trade receivables		2	3	—	—
	Other receivables		—	9,900	—	—
Ecollite Co. Ltd.	Other receivables		24,024	—	—	—
KEPCO SPC Power Corporation	Trade receivables		3,809	3,673	—	—
	Other receivables		3,773	9,934	—	—
Datang Chifeng Renewable Power Co.,Ltd	Other receivables		95	931	—	—
Jamaica Public Service Company Limited	Trade receivables		1,043	984	—	—
E-POWER S.A.	Other receivables		1,878	2	—	—
Waterbury Lake Uranium Limited Partnership	Other receivables		—	59	—	—
Chungbuk Photovoltaic Power Co., Ltd.	Other payables		—	—	66	—
Cheonan Photovoltaic Power Co., Ltd.	Other payables		—	—	39	—
Golden Root Je-2 PV Power Plant Co., Ltd.	Other payables		—	—	16	—

43.	Related Parties, Continued

(5)	Loans arising from related party transactions as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Company name	March 31, 2013		December 31, 2012

Joint ventures	KEPCO SPC Power Corporation	￦	93,194	89,758
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		41,360	43,456
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		25,149	25,208
Associates	Dolphin Property Limited		969	952
Associates	Rabigh Electricity Company		108,394	208,796

(6)	Borrowings arising from related party transactions as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
Related parties	Type	March 31, 2013		December 31, 2012

Korea Finance Corporation	Facility	￦	2,300,000	2,300,000
	Project Loan		153,553	147,735

43.	Related Parties, Continued

(7)	Guarantees provided to an associates or joint ventures as of March 31, 2013 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Foreign currency	Credit limit	Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Co.	Debt guarantees	USD	186,897	SMBC, ADB, Export-import Bank of Korea
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	100,000	Saudi Electricity Company (SEC)
Korea Electric Power Corporation	Shuweihat Asia O&M Co.	Performance guarantees	USD	17,944	ADWEA
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Western Power Co., Ltd	Cheongna Energy Co.	Collateralized money invested	KRW	43,900	Hana Bank, Korea Exchange Bank
Korea East-West Power Co., Ltd.	Busan shinho Solar power Co.	Collateralized money invested	KRW	61,880	KT Capital Ltd., Co.
Korea Southern Power Co., Ltd.	KNH Solar Co.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo life insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power co.	Collateralized money invested	KRW	25,477	Korea development bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	859	NH Bank
Korea Midland Power Co., Ltd	Commerce and industry energy Co.	Collateralized money invested	KRW	8,500	Hana Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co.	Collateralized money invested	KRW	88,885	Korea development bank and others
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co.	Collateralized money invested	KRW	5,725	Industrial Bank of Korea
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Performance guarantees	USD	14,576	Hana Bank
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	390,000	Korea development bank and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Debt& performance guarantees	KRW	60,000	Korea development bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	EUR	59,243	Korea development bank and others
Korea South-East Power Co., Ltd.	ASM-BG investicii AD	Collateralized money invested	EUR	59,469	Korea development bank and others
Korea South-East Power Co., Ltd.	Express solar-light Power Generation Co., Ltd.	Debt guarantees	KRW	6,000	Woori Bank and others

(8)	As of March 31, 2013, there are no guarantees provided by related parties.

(9)	Salaries and other compensations to the key members of management of the Company for the three-month period ended March 31, 2013 and 2012 are as follows:

In millions of won
Type	2013		2012

Salaries	￦	242	161
Employee benefits		16	15

	￦	258	176

44.	Non-Cash Transactions

Significant non-cash investment and finance transactions excluded from statements of cash flows for the three-month periods ended March 31, 2013 and 2012 are as follows:

In millions of won
Transactions	2013		2012
Transfer of long-term borrowings and debt securities from non-current to current	￦	2,049,196	1,981,512
Conversion of investments in joint ventures from debt to equity		108,385	—
Transfer of finance lease receivables		23,575	—

45.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won	March 31, 2013			December 31, 2012
Contracts	Amounts		Balance	Amounts	Balance

Construction of New Uljin units	￦	14,559,941	12,407,502	14,559,941	12,671,159
Construction of New Kori units		19,011,356	9,044,306	19,011,356	9,204,087
Construction of New Wolseong units		4,717,241	63,572	4,717,241	100,230
Construction of Dangjin units		931,238	707,652	1,204,875	1,311,486
Construction of New Boryeong units		369,347	312,519	369,347	326,074
Construction of Samcheok units		2,003,125	1,933,807	2,229,255	2,036,492
Construction of Taean IGCC units		805,222	709,848	805,222	715,365
Construction of Taean units		847,464	806,765	847,464	810,228
Construction of Incheon units		167,566	—	167,566	11,355
Construction of office building(KDN)		—	—	106,493	102,620
Construction of Sejong city cogeneration units		431,853	175,401	425,459	293,938
Purchase of Wonju cogeneration units		50,400	35,360	50,400	35,360
Purchase of Ulsan combined cycle power units		256,760	227,792	565,151	539,324
Purchase of Pyeongtaek combined cycle power units		452,073	291,295	434,200	394,864
Purchase of Andong main machine		126,946	97,689	126,946	97,689
Purchase of diesel for generation		—	—	69,014	69,014
Purchase of 345KV optical fiber composite cable		—	—	46,432	—

	￦	44,730,532	26,813,508	45,736,362	28,719,285

45.	Commitments for Expenditure, Continued

(2)	As of March 31, 2013, details of contracts for inventory purchase are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2012 ~ 2023	41,522 ton U3O8
Transformed	2012 ~ 2022	27,464 ton U
Enrichment	2012 ~ 2029	47,006 ton SWU
Molded	2012 ~ 2016	1,938 ton U

46.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of March 31, 2013 and December 31, 2012 are as follows:

In millions of won
	March 31, 2013			December 31, 2012
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	602	￦	426,382	559	390,878
As the plaintiff	124		111,470	107	74,275

(2)	Guarantees of borrowings provided to other companies as of March 31, 2013 and December 31, 2012 are as follows:

In thousands of U.S. dollar
Guarantees	Financial or non- financial institution	Date of contract	Period of contract	March 31, 2013	December 31, 2012

Repayment guarantees for UAE Shuweihat S3 borrowings	Mizuho, SMBC, HSBC	2011-05-16	2011-05-16 ~ 2014-02-28	USD 58,294	USD 58,294

The Group provides performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in K-IFRS No. 1039 ‘Financial Instruments; Recognition and Measurement’, no related liability is recognized.

46.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of March 31, 2013 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Foreign currencies	Amount

Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,565,000
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	1,449,000
Limit amount available for card	Hana Bank and others	KRW	71,500
Certification of payment on payables from foreign country	Korea Development Bank	USD	567,659
Loan limit	Hana Bank and others	KRW	122,482
	Korea Exchange Bank and others	USD	2,255,161
Certification of payment on L/C	Kookmin Bank and others	USD	1,679,116
	Korea Exchange Bank	GBP	61,169
	Korea Exchange Bank	EUR	60,000
Certification of performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	87,129
	Standard Chartered Bank and others	USD	650,919
	HSBC and others	INR	244,333
	SABB	SAR	100,000
	Standard Chartered Bank	BTN	11,501
Certification of bidding	SMBC and others	USD	3,216
	Gulf International Bank	SAR	75,000
Advance payment bond, warranty bond, retention bond and others	Standard Chartered Bank and others	USD	34,206
	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Katumandu Bank and others	NPR	401,079
Others	Korea Exchange Bank and others	KRW	9,056
	Shinhan Bank and others	USD	939,500
	HSBC	INR	1,020
Inclusive credit	Korea Exchange Bank	KRW	986,000
	HSBC and others	USD	634,500

(4)	As of March 31, 2013, the blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of U.S. dollar
Guarantor	Guarantee	Type of guarantee	Foreign currency	Amount	Description

Korea Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for borrowings
KEPCO International Philippines Inc.	Citibank New York	All shareholdings of KIPI in KEILCO	USD	90,263	Required pursuant to Pledge Agreement between KIPI, KEILCO and Citibank New York re: KEILCO Project Financing in Nov. 2000
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Western Power Co., Ltd.	Kookmin Bank and others	All shareholdings of Dongducheon Dream Power Co., Ltd.	KRW	118,090	Collateral for borrowings

46.	Contingencies and Commitments, Continued

(5)	Others:

Since July 1, 2011, electricity rates have been interlocked with the cost of electricity, according to the electricity regulation enacted by Ministry of Knowledge Economy of Korea. As of March 31, 2013, the difference between the standard electricity rates and the real electricity rates, which has been accumulated from the enforcement date, is in the state of reservation at Korean government’s command.

The accumulated difference as of March 31, 2013 is ￦1,327,463 million, which has decreased by ￦549,908 million from ￦1,877,371 million as of December 31, 2012.

Although this accumulated difference should be charged to electricity users in the future when the Korean government lifts the reservation state, it was not accounted for as assets in the Group’s consolidated financial statements, as the reservation was still being held by the government as of March 31, 2013 and therefore caused the uncertainty of collection of accounts receivables.

47.	Subsequent Events

(1)	Subsequent to the reporting date, the subsidiaries of the Company, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea West Power Co., Ltd. have issued new debt securities for funds of facilities and action as follows:

In millions of won
Company name	Type		Issue date	Maturity	Amounts

Korea Hydro & Nuclear Power Co., Ltd.	￦	37-1st Unsecured Bond	2013.04.26	2018.04.26	80,000
		37-2nd Unsecured Bond	2013.04.26	2023.04.26	100,000
		37-3rd Unsecured Bond	2013.04.26	2033.04.26	120,000
Korea South-East Power Co., Ltd.		32nd Unsecured Bond	2013.04.25	2023.04.25	120,000
Korea Midland Power Co., Ltd.		23-1st Unsecured Bond	2013.04.05	2020.04.05	100,000
		23-2nd Unsecured Bond	2013.04.05	2023.04.05	100,000
Korea Southern Power Co., Ltd.		20-1st Unsecured Bond	2013.04.09	2017.04.09	90,000
		20-2nd Unsecured Bond	2013.04.09	2020.04.09	100,000
		20-3rd Unsecured Bond	2013.04.09	2023.04.09	210,000
Korea West Power Co., Ltd.		18-1st Unsecured Bond	2013.05.07	2023.05.07	120,000
		18-2nd Unsecured Bond	2013.05.07	2028.05.07	80,000

(2)	The subsidiary of the Company, Korea West Power Co., Ltd. decided to acquire non-current asset as of April 26, 2013 as follows:

In millions of won
Acquisition asset	Amount	Expected acquisition date	Board of Director’s approval date

Pyeongtaek combined cycle power plant (3rd stage)	975,825	2017.11.30	2013.04.26

48.	Adjusted Operating Income

The operating profit or loss in the Group’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of our results from operating activities as presented in our consolidated statements of comprehensive income prepared in accordance with K-IFRS for each of the three-month period ended March 31, 2012 and 2013 to the operating profit or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2013		2012

Operating profit (loss) on the statement of comprehensive income	￦	657,769	(241,774)
Add
Other income
Reversal of other provisions		152	10,040
Gains on assets contributed		34	23
Gains on liabilities exempted		—	8
Compensation and reparations revenue		23,372	28,239
Electricity infrastructure development fund		10,464	8,292
Revenue from research contracts		994	1,519
Rental income		47,414	45,346
Others		5,629	7,703
Other profit (loss)
Gains on disposal of property, plant and equipment		12,746	9,143
Gains on disposal of other non-current asset		—	584
Reversal of impairment loss on intangible assets		—	2
Gains on foreign currency translation		1,350	386
Gains on foreign currency transaction		11,135	26,193
Insurance proceeds		—	5,375
Other profits		54,490	46,874
Deduct
Other expense
Accretion expenses of other provisions		(35)	(39)
Depreciation expenses on investment properties		(226)	(231)
Depreciation expenses on assets not in use		(1,658)	(1,652)
Other bad debt expense		(5,800)	—
Donations		(7,323)	(13,599)
Others		(2,171)	(6,416)
Other loss
Losses on disposal of property, plant and equipment		(11,222)	(4,561)
Losses on disposal of intangible assets		—	(3)
Impairment loss on property, plant and equipment		(1,161)	—
Impairment loss on intangible assets		(2)	—
Losses on foreign currency translation		(5,465)	(6,485)
Losses on foreign currency transaction		(22,457)	(8,919)
Other losses		(8,410)	(11,404)

Adjusted operating profit (loss)	￦	759,619	(105,356)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: June 3, 2013